    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 20, 1998


                                                      REGISTRATION NO. 333-61047

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              CALPINE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                 4911                                77-0212977
       (STATE OF INCORPORATION)             (PRIMARY STANDARD INDUSTRIAL                  (IRS EMPLOYER
                                            CLASSIFICATION CODE NUMBER)                IDENTIFICATION NO.)

                          50 WEST SAN FERNANDO STREET
                               SAN JOSE, CA 95113
                                 (408) 995-5115
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                PETER CARTWRIGHT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              CALPINE CORPORATION
                          50 WEST SAN FERNANDO STREET
                               SAN JOSE, CA 95113
                                 (408) 995-5115
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                             SCOTT D. LESTER, ESQ.
                        BROBECK, PHLEGER & HARRISON LLP
                                   ONE MARKET
                               SPEAR STREET TOWER
                            SAN FRANCISCO, CA 94105
                                 (415) 442-0900

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on the Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

PROSPECTUS


                               OFFER TO EXCHANGE
                                all outstanding
                          7 7/8% SENIOR NOTES DUE 2008
                  ($400,000,000 principal amount outstanding)
                                      for
                          7 7/8% SENIOR NOTES DUE 2008
                                       of

LOGO
                              CALPINE CORPORATION
                            ------------------------

      THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON

                      SEPTEMBER 25, 1998, UNLESS EXTENDED.


                            ------------------------

CALPINE CORPORATION, A DELAWARE CORPORATION ("CALPINE" OR THE "COMPANY"), HEREBY
     OFFERS, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS PROSPECTUS AND THE ACCOMPANYING LETTER OF TRANSMITTAL (THE "LETTER OF
 TRANSMITTAL"), TO EXCHANGE ITS 7 7/8% SENIOR NOTES DUE 2008 (THE "NEW NOTES"), IN AN OFFERING WHICH HAS BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), PURSUANT TO A REGISTRATION STATEMENT OF WHICH
    THIS PROSPECTUS CONSTITUTES A PART, FOR AN EQUAL PRINCIPAL AMOUNT OF ITS OUTSTANDING 7 7/8% SENIOR NOTES DUE 2008 (THE "OLD NOTES"), OF WHICH AN
  AGGREGATE OF $400,000,000 IN PRINCIPAL AMOUNT IS OUTSTANDING AS OF THE DATE HEREOF (THE "EXCHANGE OFFER"). THE NEW NOTES AND THE OLD NOTES ARE SOMETIMES
REFERRED TO HEREIN COLLECTIVELY AS THE "SENIOR NOTES." THE FORM AND TERMS OF THE
 NEW NOTES WILL BE THE SAME AS THE FORM AND TERMS OF THE OLD NOTES EXCEPT THAT THE NEW NOTES WILL NOT BEAR LEGENDS RESTRICTING THE TRANSFER THEREOF. THE NEW
    NOTES WILL BE OBLIGATIONS OF THE COMPANY ENTITLED TO THE BENEFITS OF THE INDENTURE, DATED AS OF MARCH 31, 1998 (THE "INDENTURE"), RELATING TO THE SENIOR
   NOTES. SEE "DESCRIPTION OF THE NEW NOTES." FOLLOWING THE COMPLETION OF THE EXCHANGE OFFER, NONE OF THE SENIOR NOTES WILL BE ENTITLED TO ANY RIGHTS UNDER
   THE REGISTRATION RIGHTS AGREEMENT DATED MARCH 26, 1998 OR THE REGISTRATION RIGHTS AGREEMENT DATED AS OF JULY 21, 1998 (COLLECTIVELY, THE "REGISTRATION
 RIGHTS AGREEMENT"), INCLUDING, BUT NOT LIMITED TO, THE CONTINGENT INCREASE IN
   THE INTEREST RATE PROVIDED FOR PURSUANT THERETO. SEE "THE EXCHANGE OFFER."

                            ------------------------

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
  AN INVESTMENT IN THE SENIOR NOTES, SEE "RISK FACTORS" BEGINNING ON PAGE 15.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------


The date of this Prospectus is August 20, 1998.

     The Company will accept for exchange any and all Old Notes that are validly tendered on or prior to 5:00 p.m., New York City time, on the date the Exchange Offer expires, which will be September 25, 1998 unless the Exchange Offer is extended (the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer.


     The Old Notes initially sold to Qualified Institutional Buyers (as defined in Rule 144A) in reliance on Rule 144A under the Securities Act ("Rule 144A") were initially represented by two, permanent global Notes in definitive, fully registered form, registered in the name of a nominee of The Depositary Trust Company ("DTC"), which were deposited with The Bank of New York, the Trustee under the Indenture (the "Trustee"), as custodian. The New Notes exchanged for the Old Notes that are represented by the global Old Notes will continue to be represented by permanent global Old Notes (collectively, the "Global Notes," and individually, a "Global Note") in definitive, fully registered form, registered in the name of a nominee of DTC and deposited with the Trustee as custodian, unless the beneficial holders thereof request otherwise. See "Description of the New Notes -- Book Entry; Delivery and Form." Old Notes may be tendered only in denominations of $1,000 and any integral multiple thereof.

     Interest on the New Notes will be payable semi-annually in arrears on April 1 and October 1 of each year (each an "Interest Payment Date"), commencing on the first such date following their date of issuance. Interest on the New Notes will accrue from the last Interest Payment Date on which interest was paid on the Old Notes that are accepted for exchange or, if no interest has been paid, from March 31, 1998. Accordingly, interest which has accrued since the last Interest Payment Date or March 31, 1998 on the Old Notes accepted for exchange will cease to be payable upon issuance of the New Notes. Untendered Old Notes that are not exchanged for New Notes pursuant to the Exchange Offer will remain outstanding and bear interest at a rate of 7 7/8% per annum after the Expiration Date.

     Based on no-action letters issued by the staff of the Securities and Exchange Commission (the "Commission") to third parties, the Company believes the New Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by a holder thereof (other than (i) a broker-dealer who acquires such New Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company (within the meaning of Rule 405 under the Securities Act)) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the New Notes in the ordinary course of such holder's business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes. Holders of Old Notes wishing to accept the Exchange Offer must represent to the Company that such conditions have been met. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that it will make this Prospectus available to any broker-dealer for use in connection with any such resale for a period of 180 days from the date of this Prospectus, or such shorter period as will terminate when all Old Notes acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities have been exchanged for New Notes and resold by such broker-dealers. See "Plan of Distribution."

     Prior to the Exchange Offer, there has been no public market for the Senior Notes. The Company does not intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active market for the New Notes will develop. To the extent that a market for the New Notes develops, the market value of the New Notes will depend on market conditions (such as yields on alternative investments) general economic conditions, the Company's financial condition and other conditions. Such conditions might cause the New Notes, to the extent that they are actively traded, to trade at a significant discount from the face value. See "Risk Factors -- Absence of Public Market."

     The Company will not receive any proceeds from the Exchange Offer. The Company has agreed to bear the expenses of the Exchange Offer. No underwriter is being used in connection with the Exchange Offer.

     THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

                            ------------------------

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts included in this Prospectus, including, without limitation, such statements under "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and located elsewhere herein, regarding the Company or any of the transactions described herein, including the timing, financing, strategies and effects of such transactions, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectation will prove to have been correct. Important factors that could cause actual results to differ materially from expectations ("Cautionary Statements") are disclosed in this Prospectus, including, without limitation, in conjunction with the forward-looking statements in this Prospectus and/or under "Risk Factors." All subsequent written or oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by the Cautionary Statements.

                            ------------------------


     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM CALPINE CORPORATION, 50 WEST SAN FERNANDO STREET, SAN JOSE, CALIFORNIA 95113,
ATTENTION: INVESTOR RELATIONS (TELEPHONE NUMBER: 408-995-5115). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY SEPTEMBER 15, 1998.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND THE ACCOMPANYING LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THIS PROSPECTUS, NOR THE ACCOMPANYING LETTER OF TRANSMITTAL, OR BOTH TOGETHER, NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING LETTER OF TRANSMITTAL, OR BOTH TOGETHER, CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Summary.....................................................    5
Risk Factors................................................   15
Use of Proceeds.............................................   23
The Exchange Offer..........................................   24
Selected Consolidated Financial Data........................   33
Pro Forma Consolidated Financial Data.......................   35
Description of New Notes....................................   41
Certain Federal Income Tax Considerations...................   67
Plan of Distribution........................................   69
Legal Matters...............................................   70
Experts.....................................................   70
Available Information.......................................   70
Incorporation By Reference..................................   70

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein. References in this Prospectus to the "Company" or "Calpine" shall, as the context requires, include Calpine Corporation and its consolidated subsidiaries.

                                  THE COMPANY

     Calpine is engaged in the acquisition, development, ownership and operation of power generation facilities and the sale of electricity and steam principally in the United States. The Company currently has interests in 26 power plants and steam fields having an aggregate capacity of 3,097 megawatts. The Company currently sells electricity and steam to 16 utility and other customers, principally under long-term power and steam sales agreements, generated by power generation facilities located in six states and Mexico. In addition, Calpine has a 169 megawatt gas-fired power plant currently under construction in Dighton, Massachusetts. Since its inception in 1984, Calpine has developed substantial expertise in all aspects of electric power generation. The Company's vertical integration has resulted in significant growth in recent years as Calpine has applied its extensive engineering, construction management, operations, fuel management and financing capabilities to successfully implement its acquisition and development program. Calpine's strategy is to capitalize on opportunities in the power market through an ongoing program to acquire, develop, own and operate power generation facilities, as well as marketing power and energy services to utilities and other end users.


     Calpine's net interest in power generation facilities has increased from 297 megawatts in 1992 to 2,434 megawatts, including the power plant currently under construction. The Company's total assets have increased from $55.4 million as of December 31, 1992 to $1.7 billion on a pro forma basis as of June 30, 1998. Calpine's revenue on a pro forma basis has increased to $606.8 million for 1997, representing a five-year compound annual growth rate of 73% since 1992. The Company's EBITDA (as defined herein) on a pro forma basis increased to $280.8 million in 1997 from $9.9 million in 1992, representing a five-year compound annual growth rate of 95%. See "Pro Forma Consolidated Financial Data."


THE MARKET

     The power generation industry represents the third largest industry in the United States, with an estimated end-user market of over $200 billion of electricity sales and 3,300 gigawatt hours of production in 1997. In response to increasing customer demand for access to low-cost electricity and enhanced services, new regulatory initiatives are currently being adopted or considered at both state and federal levels to increase competition in the domestic power generation industry. To date, such initiatives are under consideration at the federal level and in approximately forty-five states. In April 1996, the Federal Energy Regulatory Commission ("FERC") adopted Order No. 888, opening wholesale power sales to competition and providing for open and fair electric transmission services by public utilities. In addition, the California Public Utilities Commission ("CPUC") commenced deregulation and implementation of customer choice of electricity supplier on April 1, 1998. Calpine believes that industry trends and such regulatory initiatives will lead to the transformation of the existing market, which is largely characterized by electric utility monopolies, having old, inefficient, high-cost generating facilities, selling to a captive customer base, to a more competitive market where end users may purchase electricity from a variety of suppliers, including non-utility generators, power marketers, public utilities and others. The Company believes that these market trends will create substantial opportunities for companies such as Calpine that are low-cost power producers and have an integrated power services capability which enables them to produce and sell energy to customers at competitive rates.

     The Company also believes that these market trends will result in the disposition of power generation facilities by utilities, independent power producers and industrial companies. Numerous utilities have announced their intentions to sell their power generation facilities. In addition, many independent producers operating a limited number of power plants are seeking to dispose of such plants in response to competitive pressures, and industrial companies are selling their power plants to redeploy capital in their core businesses.

The Company believes that this consolidation will continue in the highly fragmented independent power industry.

STRATEGY

     Calpine's objective is to become a leading power company by capitalizing on these emerging opportunities in the power market. The key elements of the Company's strategy are as follows:

     Expand and diversify domestic portfolio of power projects. In pursuing its growth strategy, the Company intends to focus on opportunities where it is able to capitalize on its extensive management and technical expertise to implement a fully integrated approach to the acquisition, development and operation of power generation facilities. This approach includes design, engineering, procurement, finance, construction management, fuel and resource acquisition, operations and power marketing, which Calpine believes provides it with a competitive advantage.

          Acquisition of power plants. The Company has significantly expanded and diversified its project portfolio through the acquisition of power generation facilities. Since 1993, the Company has completed transactions involving thirteen gas-fired cogeneration facilities and two steam fields. As a result of these transactions, the Company has more than quadrupled its aggregate power generation capacity and substantially diversified its fuel mix during this period. The Company intends to continue to pursue an active acquisition program.

          Development of merchant power plants. The Company is also pursuing the development of highly efficient, low-cost power plants that seek to take advantage of inefficiencies in the electricity market. The Company intends to sell all or a portion of the power generated by such merchant plants into the competitive market through a portfolio of short-, medium- and long-term power sales agreements. As part of Calpine's initial effort to develop merchant plants, the Company has developed a 240 megawatt gas-fired cogeneration power plant in Pasadena, Texas, which commenced operations in July 1998, and has a 169 megawatt gas-fired power generation facility currently under construction in Dighton, Massachusetts. The Company currently plans to develop additional low-cost, gas-fired facilities in California, Texas, New England and other high-priced power markets.

     Enhance the performance and efficiency of existing power projects. The Company continually seeks to maximize the power generation potential of its operating assets and minimize its operating and maintenance expenses and fuel costs. As of June 30, 1998, the Company's power generation facilities have operated at an average availability of approximately 98%. The Company believes that achieving and maintaining a low-cost of production will be increasingly important to compete effectively in the power generation market.

RECENT DEVELOPMENTS

Texas City/Clear Lake Acquisition of Remaining Interests

     On March 31, 1998, the Company entered into a Stock Purchase and Redemption Agreement (the "Dominion Agreement") with Dominion Cogen, Inc., a Virginia corporation ("Dominion"), and Dominion Energy, Inc., a Virginia corporation ("DEI"). Under the terms of the Dominion Agreement, the Company acquired the remaining 50 percent of the capital stock of Texas Cogeneration Company ("TCC"). TCC is the owner of the 450 megawatt Texas City and 377 megawatt Clear Lake Power Plants located in Texas City and Pasadena, Texas, respectively. As consideration for the purchase of the stock, the Company paid to Dominion $52.8 million in cash and has certain contingent purchase payments beginning in the year 2000 that could approximate 2.9% of project revenue. As part of the acquisition, the Company now also owns a 7.5% interest in the Bayonne Power Plant, a 165 megawatt natural gas-fired cogeneration power plant located in Bayonne, New Jersey. Calpine Fuels Texas Corporation, a wholly-owned subsidiary of Calpine, now purchases natural gas for the Texas power plants from Enron Capital & Trade Corp ("ECT"). In a related transaction, Calpine

Fuels Texas paid approximately $105.3 million to ECT to restructure its existing gas contracts. The Company funded the transactions with a portion of the net proceeds of the March 31, 1998 offering of $300.0 million of 7 7/8% Senior Notes Due 2008. On June 23, 1997, the Company had previously acquired a 50 percent interest in TCC for a cash payment of $35.4 million. In addition, the Company purchased from the existing lenders the $155.6 million of outstanding non-recourse project financing of the two power plants, as previously reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1997. The Company now owns a 100 percent interest in the Texas City and Clear Lake Power Plants. The Company has operated the plants since June 1997. The Texas City and Clear Lake Power Plants are natural gas-fired, combined-cycle cogeneration facilities. The plants provide electricity to Texas Utilities Electric Company, Texas New Mexico Power Company and Houston Lighting & Power Company. As cogenerators, the plants also provide electricity and steam to Union Carbide Corporation's chemical facility and to Celanese Chemical Group, Inc.'s organic chemical plant.

Magic Valley Power Plant

     On May 26, 1998, the Company announced it had signed a 20-year Power Sales Agreement to provide electricity to the Magic Valley Electric Cooperative, Inc. of Mercedes, Texas beginning in 2001. The power will be supplied by Calpine's Magic Valley Generating Station, a 700 megawatt natural gas-fired power plant under development in Edinburg, Texas. Magic Valley, a 51,000 member non-profit electric cooperative, initially will purchase from 250 to 400 megawatts of capacity, with an option to purchase additional capacity. The electric cooperative will be the "anchor tenant" for Calpine's new Magic Valley plant. Calpine is marketing additional capacity to other wholesale customers, initially targeting south Texas. Permitting for the Magic Valley plant is underway, with construction expected to begin in late 1999. In conjunction with the Magic Valley plant, Calpine entered into an agreement with the City of Edinburg to purchase water from the City's waste-water treatment plant for use at the power plant. Calpine has also entered into agreements with Houston, Texas-based CCNG, Inc., an oil and gas exploration, development and marketing company, to provide fuel management services for the Magic Valley plant. In addition, both companies will jointly pursue a variety of other natural gas opportunities in the Texas market. As part of this new fuels venture, Calpine has granted CCNG Investments, L.P. ("CCNG"), an option to purchase 1.1 million shares of Calpine Common Stock.

Corporate Line of Credit

     On May 15, 1998, the Company entered into a $100 million, three-year revolving line of credit with a consortium of banks to replace its prior $50 million line of credit. The new line of credit will be used for working capital and other general corporate purposes, including acquisition bridge financing.

Pasadena 1 Power Plant

     On July 7, 1998, Calpine announced the successful completion and commercial operation of its 240 megawatt Pasadena 1 Power Plant located in Pasadena, Texas. The $131 million merchant power plant sells power under contract and into the open market. Calpine has entered into an Energy Sales Agreement with Phillips Petroleum Houston Chemical Complex to provide 90 megawatts of electricity and 200,000 lbs/hr of steam beginning in September 1998. West Texas Utilities is purchasing 50 megawatts of capacity through the end of 1998. Texas Utilities Electric Company is also under contract to purchase up to 150 megawatts of electricity under a two-year agreement beginning December 1, 1999. The remaining available electricity output is sold into the competitive market through Calpine's power sales activities.

Sonoma Power Plant

     On July 17, 1998, Calpine completed the purchase of a 72 megawatt geothermal power plant located in Sonoma County, California from the Sacramento Municipal Utility District ("SMUD") for $13 million. The Company is the owner and operator of the geothermal steam fields that provide steam to this facility, formerly referred to as the SMUDGEO #1 Power Plant. Under the agreement, Calpine paid SMUD $10.6 million at closing, and agreed to pay an additional $2.4 million over the next two years. In connection with the acquisition, SMUD agreed to purchase 50 megawatts of electricity from the plant at current market prices plus a renewable power premium through 2001. In addition, SMUD has the option to purchase 10 megawatts of peak power production through 2005. Calpine will market the excess electricity into the California power market.

Pittsburg Power Plant

     On July 21, 1998, the Company completed the acquisition of a 70 megawatt natural gas-fired power plant from The Dow Chemical Company for approximately $12.7 million. The power plant is located at Dow's Pittsburg, California chemical facility. Calpine will sell up to 18 megawatts of electricity to Dow under a ten-year power sales agreement, with the balance sold to Pacific Gas & Electric Company under an existing power sales agreement. In addition, Calpine sells approximately 200,000 lbs/hr of steam to Dow and to USS-POSCO Industries' nearby steel mill.

Bechtel Joint Venture

     On July 28, 1998, the Company announced a joint venture with Bechtel Enterprises located in San Francisco, California to develop, own and operate approximately 2,000 megawatts of new natural gas-fired power plants in Northern California. These plants will be constructed by Bechtel and operated by Calpine and will primarily serve the San Francisco Bay Area.

Sonat Energy Services Joint Venture

     On July 30, 1998, the Company announced a joint venture with Sonat Energy Services Company located in Birmingham, Alabama to develop a 680 megawatt natural gas-fired peaking power plant near Columbus, Georgia (the "Cataula Power Plant"). The Cataula Power Plant is scheduled to begin commercial operation in June 2000 and will provide energy to the Georgia and Southeast power markets during peak power demand periods. The Cataula Power Plant will connect to the Georgia Integrated Transmission System, providing direct access to Georgia Power Company, the Municipal Electric Authority of Georgia, Oglethorpe Power Corporation and the City of Dalton, Georgia. The joint venture will sell approximately 215 megawatts of electricity to Georgia Power Company under a five year contract. The remaining plant's output capacity will be sold to other wholesale customers.

BACKGROUND

     The Company was incorporated under the laws of the State of California in 1984 and reincorporated in Delaware in 1996. The principal executive offices of the Company are located at 50 West San Fernando Street, San Jose, California 95113, and its telephone number is (408) 995-5115.

                                  RISK FACTORS

     Prospective investors should carefully consider all of the information set forth in this Memorandum and, in particular, should evaluate the specific risk factors set forth under "Risk Factors" for risks involved with an investment in the Notes.

                   SUMMARY OF THE TERMS OF THE EXCHANGE OFFER

The Exchange Offer.........  The Company is offering to exchange $1,000 in principal amount (and any integral multiple thereof) of New Notes for each $1,000 in principal amount (and any integral multiple thereof) of Old Notes that are validly tendered pursuant to the Exchange Offer. The Company will issue the New Notes promptly after the Expiration Date. As of the date of this Prospectus, $400,000,000 in aggregate principal amount of Old Notes are outstanding. The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer.

Resale.....................  The Company believes that the New Notes issued pursuant to the Exchange Offer generally will be freely transferable by the holders thereof without registration or any prospectus delivery requirement under the Securities Act, except that a "dealer" or any of the Company's "affiliates," as such terms are defined under the Securities Act, that exchanges Old Notes held for its own account may be required to deliver copies of this Prospectus in connection with any resale of the New Notes issued in exchange for such Old Notes. See "The Exchange Offer -- General" and "Plan of Distribution."


Expiration Date............  The Exchange Offer will expire at 5:00 p.m., New
                             York City time, on September 25, 1998, unless extended, in which case the term Expiration Date means the latest date and time to which the Exchange Offer is extended. The Company will accept for exchange any and all Old Notes that are validly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date.


Accrued Interest on the New
  Notes and the Old
  Notes....................  Each New Note will bear interest from the last
                             Interest Payment Date on which interest was paid on the Old Notes, or, if interest has not yet been paid on the Old Notes, from March 31, 1998, the date of issuance. Such interest will be paid with the first interest payment on the New Notes. Accordingly, interest, which has accrued since the last Interest Payment Date or March 31, 1998, on the Old Notes accepted for exchange will cease to be payable upon issuance of the New Notes. Untendered Old Notes that are not exchanged for New Notes pursuant to the Exchange Offer will bear interest at a rate of 7 7/8% per annum after the Expiration Date.

Termination................  The Company may terminate the Exchange Offer if it determines that its ability to proceed with the Exchange Offer could be materially impaired due to any legal or governmental action, any new law, statute, rule or regulation or any interpretation by the staff of the Commission of any existing law, statute, rule or regulation. Holders of Old Notes will have certain rights against the Company under the Registration Rights Agreement should the Company fail to consummate the Exchange Offer. See "The Exchange Offer -- Termination." No federal or state regulatory requirements must be complied with or approvals obtained in connection with the Exchange Offer, other than applicable requirements under federal and state securities laws.

Procedures for Tendering
Old Notes..................  Each beneficial owner owning interests in Old Notes
                             ("Beneficial Owner") through a DTC Participant (as defined) must instruct such

                             DTC Participant to cause Old Notes to be tendered in accordance with the procedures set forth in this Prospectus and in the applicable Letter of Transmittal. See "The Exchange Offer -- Procedures for Tendering -- Old Notes held through DTC."

                             Each participant (a "DTC Participant") in the Depository Trust Company ("DTC") holding Old Notes through DTC must (i) electronically transmit its acceptance to DTC through the DTC Automated Tender Offer Program ("ATOP"), for which the transaction will be eligible, and DTC will then verify the acceptance, execute a book-entry delivery to the Exchange Agent's (as defined herein) account at DTC and send an Agent's Message (as defined herein) to the Exchange Agent for its acceptance, or (ii) comply with the guaranteed delivery procedures set forth in this Prospectus and in the Letter of Transmittal. By tendering though ATOP, DTC Participants will expressly acknowledge receipt of the accompanying Letter of Transmittal and agree to be bound by its terms and the Company will be able to enforce such agreement against such DTC Participants. See "The Exchange Offer -- Procedures for Tendering -- Old Notes held through DTC" and "-- Guaranteed Delivery Procedures -- Old Notes held through DTC."

                             Each holder of Old Notes must (i) complete and sign a Letter of Transmittal, and mail or deliver such Letter of Transmittal, and all other documents required by the Letter of Transmittal, together with certificate(s) representing all tendered Old Notes, to the Exchange Agent at its address set forth in this Prospectus and in the Letter of Transmittal, or (ii) comply with the guaranteed delivery procedures set forth in this Prospectus. See "The Exchange Offer -- Procedures for Tendering," "-- Exchange Agent" and "-- Guaranteed Delivery Procedures -- Old Notes held by Holders."

                             By tendering, each holder of Old Notes will represent to the Company that, among other things,
                             (i) it is not an affiliate of the Company, (ii) it is not a broker-dealer tendering Old Notes acquired directly from the Company for its own account,
                             (iii) the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of such holder and (iv) it has no arrangements or understandings with any person to participate in the Exchange Offer for the purpose of distributing the New Notes. See "The Exchange Offer -- General."

Guaranteed Delivery
  Procedures...............  DTC Participants holding Old Notes through DTC who wish to cause their Old Notes to be tendered, but who cannot transmit their acceptances through ATOP prior to the Expiration Date, may effect a tender in accordance with the procedures set forth in this Prospectus and in the Letter of Transmittal. See "The Exchange Offer -- Guaranteed Delivery Procedures." Holders who wish to tender their Old Notes but (i) whose Old Notes are not immediately available and will not be available for tendering prior to the Expiration Date, or (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender in accordance with the procedures set forth in this Prospectus. See "The Exchange
                             Offer -- Guaranteed Delivery Procedures."

Withdrawal Rights..........  Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date, in accordance with the procedures set forth in "The Exchange Offer -- Withdrawal of Tenders."

Acceptance of Old Notes and
  Delivery of New Notes....  Subject to certain conditions (as summarized above in "Termination" and described more fully in "The Exchange Offer -- Termination"), the Company will accept for exchange any and all Old Notes that are validly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The New Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The Exchange
                             Offer -- General."

Certain Federal Income Tax
  Considerations...........  The exchange pursuant to the Exchange Offer will generally not be a taxable event for federal income tax purposes. For a discussion of certain federal income tax considerations relating to the exchange of the Old Notes for the New Notes, see "Certain Federal Income Tax Considerations."

Exchange Agent.............  The Trustee is also the Exchange Agent. The mailing address of the Exchange Agent is: The Bank of New York, 101 Barclay Street, Floor 7E, New York, New York 10286, Attention: Reorganization Section. The address for deliveries by hand and by overnight courier is: The Bank of New York, 101 Barclay Street, Corporate Trust Services Window, Grand Level, New York, New York 10286. For information with respect to the Exchange Offer, the telephone number for the Exchange Agent is (212) 815-2742 and the facsimile number for the Exchange Agent is
                             (212) 815-6339.

Use of Proceeds............  There will be no cash proceeds payable to the
                             Company from the issuance of the New Notes pursuant to the Exchange Offer. Of the net proceeds received by the Company from the sale of $300 million of the Old Notes in March 1998, approximately $293.5 million was used to repay outstanding indebtedness, to acquire interests in and develop power generation facilities, and the remainder was used for general corporate purposes. Of the net proceeds received from the sale of $100 million of the Old Notes in July 1998, the Company used approximately $52.1 million to repay in full the outstanding non-recourse project financing from ING Capital Corp. on the Pasadena 1 Power Plant and expects to use approximately $13.6 million to pay the remaining construction costs on the Pasadena 1 Power Plant. The remainder of the net proceeds will be used for the acquisition and development of power generation facilities and for general corporate purposes. See "Use of Proceeds."

                     SUMMARY OF THE TERMS OF THE NEW NOTES

     The Exchange Offer applies to an aggregate principal amount of $400,000,000 of the Old Notes. The form and terms of the New Notes will be the same as the form and terms of the Old Notes except that the New Notes will not bear legends restricting the transfer thereof. The New Notes will be obligations of the Company entitled to the benefits of the Indenture. See "Description of the New Notes."


Securities Offered........................    $400,000,000 aggregate principal amount of 7 7/8%
                                              Senior Notes Due 2008.
Maturity Date.............................    April 1, 2008.
Interest Payment Dates....................    April 1 and October 1 of each year, commencing October
                                              1, 1998.
Redemption................................    The New Notes are not subject to redemption prior to
                                              maturity.
Ranking...................................    The New Notes will be senior unsecured obligations of
                                              the Company and will rank pari passu in right of
                                              payment with all other existing and future Senior
                                              Indebtedness (as defined herein) of the Company and
                                              senior in right of payment to all Subordinated
                                              Indebtedness (as defined herein) of the Company. The
                                              New Notes will be effectively subordinated to all
                                              liabilities of the Company's subsidiaries, including
                                              trade payables. As of June 30, 1998, after giving
                                              effect to the sale of the Old Notes and the
                                              application of the net proceeds therefrom, the amount
                                              of secured indebtedness, to which the New Notes would
                                              be effectively subordinated, would have been
                                              approximately $195.1 million and the Company would
                                              have had $954.7 million of outstanding indebtedness
                                              ranking pari passu with the New Notes. See "Risk
                                              Factors -- Substantial Leverage," "Risk Fac-
                                              tors -- Risks Related to Holding Company Structure"
                                              and "Description of New Notes -- Ranking."
Change of Control.........................    Upon a Change of Control Triggering event (as defined
                                              herein), the Company will be required to make an offer
                                              to purchase the New Notes then outstanding at a
                                              purchase price equal to 101% of the principal amount
                                              thereof, plus accrued and unpaid interest, if any, to
                                              the date of repurchase. See "Description of New
                                              Notes -- Covenants -- Change of Control."
Certain Covenants.........................    The Indenture (as defined herein) under which the New
                                              Notes will be issued will contain certain covenants
                                              that, among other things, limit (i) the incurrence of
                                              additional debt by the Company and its subsidiaries,
                                              (ii) the payment of dividends on and redemptions of
                                              capital stock by the Company and its subsidiaries,
                                              (iii) the use of proceeds from the sale of assets and
                                              subsidiary stock, (iv) transactions with affiliates,
                                              (v) the creation of liens and (vi) sale leaseback
                                              transactions. The Indenture will also restrict the
                                              Company's ability to consolidate or merge with or
                                              into, or to transfer all or substantially all of its
                                              assets to, another person. However, these limitations
                                              are subject to a number of important qualifications
                                              and exceptions. See "Description of New
                                              Notes -- Covenants."

     SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING
                                  INFORMATION

     The following table sets forth summary consolidated historical and pro forma financial and operating information of the Company for the periods indicated. The Company's summary consolidated historical financial information were derived from the Company's Consolidated Financial Statements. The summary pro forma consolidated financial and operating information was derived from the Pro Forma Consolidated Financial Data of the Company and give effect to certain transactions as described under "Pro Forma Consolidated Financial Information," as if such transactions had occurred at the beginning of the period. The information presented below should be read in conjunction with "Selected Consolidated Historical Financial and Operating Information," "Pro Forma Consolidated Financial Data" and the Company's Consolidated Financial Statements, included elsewhere and incorporated by reference in this Prospectus.


                                                 YEAR ENDED DECEMBER 31,
                       ---------------------------------------------------------------------------
                          1993         1994         1995         1996               1997
                       ----------   ----------   ----------   ----------   -----------------------
                                                                                           PRO
                                                                             ACTUAL      FORMA(1)
                                                                           ----------   ----------
                                                 (DOLLARS IN THOUSANDS)
STATEMENT OF
  OPERATIONS DATA:
  Total revenue......  $   69,915   $   94,762   $  132,098   $  214,554   $  276,321   $  606,836
  Cost of revenue....      42,501       52,845       77,388      129,200      153,308      414,224
  Gross profit.......      27,414       41,917       54,710       85,354      123,013      192,612
  Project development
    expenses.........       1,280        1,784        3,087        3,867        7,537        7,537
  General and
    administrative
    expenses.........       5,080        7,323        8,937       14,696       18,289       18,298
  Income from
    operations.......      21,054       31,772       42,686       66,791       97,187      166,777
  Interest expense...      13,825       23,886       32,154       45,294       61,466       96,422
  Other income,
    net..............      (1,133)      (1,988)      (1,895)      (6,259)     (17,438)     (19,135)
  Extraordinary
    charge...........          --           --           --           --           --           --
  Net income.........  $    3,754   $    6,021   $    7,378   $   18,692   $   34,699   $   57,834
OTHER FINANCIAL DATA
  AND RATIOS:
  Depreciation and
    amortization.....  $   12,540   $   21,580   $   26,896   $   40,551   $   48,935   $   81,199
  EBITDA(2)..........  $   42,370   $   53,707   $   69,515   $  117,379   $  172,616   $  280,806
  EBITDA to
    Consolidated
    Interest
    Expense(3).......       2.98x        2.23x        2.11x        2.41x        2.60x        2.77x
  Total debt to
    EBITDA...........       6.24x        6.23x        5.87x        5.12x        4.96x        4.10x
  Ratio of earnings
    to fixed
    charges(4).......       2.09x        1.52x        1.46x        1.45x        1.64x        1.83x
SELECTED OPERATING
  INFORMATION:
  Power plants:
    Electricity
      revenue(5):
      Energy.........  $   37,088   $   45,912   $   54,886   $   93,851   $  110,879   $  315,721
      Capacity.......  $    7,834   $    7,967   $   30,485   $   65,064   $   84,296   $  207,722
    Megawatt hours
      produced.......     378,035      447,177    1,033,566    1,985,404    2,158,008    8,413,811
    Average energy
      price per
      kilowatt
      hour(6)........      9.811c      10.267c       5.310c       4.727c       5.138c       3.752c
  Steam fields:
    Steam revenue:
      Calpine........  $   31,066   $   32,631   $   39,669   $   40,549   $   42,102   $   42,102
      Other
        interest.....  $    2,143   $    2,051           --           --           --           --
    Megawatt hours
      produced.......   2,014,758    2,156,492    2,415,059    2,528,874    2,641,422    2,641,422
    Average price per
      kilowatt
      hour...........      1.648c       1.608c       1.643c       1.603c       1.594c       1.594c

                                    SIX MONTHS
                                  ENDED JUNE 30,
                       ------------------------------------
                          1997               1998
                       ----------   -----------------------
                                                    PRO
                                      ACTUAL      FORMA(1)
                                    ----------   ----------
STATEMENT OF
  OPERATIONS DATA:
  Total revenue......  $  106,975   $  196,742   $  264,965
  Cost of revenue....      67,795      136,125      191,503
  Gross profit.......      39,180       60,617       73,462
  Project development
    expenses.........       3,947        3,119        3,119
  General and
    administrative
    expenses.........       8,584       11,043       11,016
  Income from
    operations.......      26,649       46,455       59,327
  Interest expense...      26,145       40,790       48,601
  Other income,
    net..............      (7,893)      (6,599)      (6,745)
  Extraordinary
    charge...........          --          302          302
  Net income.........  $    5,360   $    8,569   $   12,019
OTHER FINANCIAL DATA
  AND RATIOS:
  Depreciation and
    amortization.....  $   23,548   $   32,104   $   39,995
  EBITDA(2)..........  $   62,697   $   93,374   $  116,118
  EBITDA to
    Consolidated
    Interest
    Expense(3).......       2.19x        2.16x        2.28x
  Total debt to
    EBITDA...........          --           --           --
  Ratio of earnings
    to fixed
    charges(4).......       1.30x        1.17x        1.27x
SELECTED OPERATING
  INFORMATION:
  Power plants:
    Electricity
      revenue(5):
      Energy.........  $   44,270   $   93,735   $  135,488
      Capacity.......  $   31,943   $   67,103   $   99,513
    Megawatt hours
      produced.......     820,666    2,217,659    3,623,384
    Average energy
      price per
      kilowatt
      hour(6)........      5.394c       4.227c       3.739c
  Steam fields:
    Steam revenue:
      Calpine........  $   20,113   $   17,960   $   17,960
      Other
        interest.....          --           --           --
    Megawatt hours
      produced.......   1,279,071      981,114      981,114
    Average price per
      kilowatt
      hour...........      1.572c       1.831c       1.831c

                                                            AS OF DECEMBER 31,                         AS OF JUNE 30, 1998
                                         --------------------------------------------------------   -------------------------
                                           1993       1994       1995        1996         1997        ACTUAL     PRO FORMA(1)
                                         --------   --------   --------   ----------   ----------   ----------   ------------
                                                                        (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents............  $  6,166   $ 22,527   $ 21,810   $   95,970   $   48,513   $  100,359    $  149,769
  Total assets.........................   302,256    421,372    554,531    1,031,397    1,380,956    1,700,251     1,749,751
  Short-term non-recourse debt.........    17,200     27,300     85,885       37,492      112,966        9,670         9,670
  Long-term line of credit.............    52,595         --     19,851           --           --           --            --
  Long-term non-recourse debt..........   194,746    196,806    190,642      278,640      182,893      237,456       185,382
  Notes payable........................        --      5,296      6,348           --           --           --            --
  Senior Notes.........................        --    105,000    105,000      285,000      560,041      855,618       954,698
  Total debt...........................   264,541    334,402    407,726      601,132      855,900    1,102,744     1,149,750
  Stockholders' equity.................    13,429     18,649     25,227      203,127      239,956      249,120       249,120


---------------

(1) For a description of the transactions reflected in the pro forma information set forth in the table, see "Pro Forma Consolidated Financial Data."

(2) EBITDA is defined as income from operations plus depreciation, capitalized interest, other income, non-cash charges and cash received from investments in power projects, reduced by the income from unconsolidated investments in power projects. See "Description of the New Notes -- Certain Definitions." EBITDA is presented not as a measure of operating results but rather as a measure of the Company's ability to service debt. EBITDA should not be construed as an alternative either (i) to income from operations (determined in accordance with generally accepted accounting principles) or (ii) to cash flows from operating activities (determined in accordance with generally accepted accounting principles).

(3) For purposes of calculating the EBITDA to Consolidated Interest Expense ratio, Consolidated Interest Expense is defined as total interest expense plus one-third of all operating lease obligations, dividends paid in respect of preferred stock and cash contributions to any employee stock ownership plan used to pay interest on loans incurred to purchase capital stock of the Company. See "Description of the New Notes -- Certain Definitions." The pro forma EBITDA to Consolidated Interest Expense ratio presented gives effect to the sale of the Old Notes and the application of the net proceeds therefrom as if such transaction had occurred on January 1, 1997.

(4) Earnings are defined as income before provision for taxes, extraordinary item and cumulative effect of changes in accounting principle plus cash received from investments in power projects and fixed charges reduced by the equity in income from investments in power projects and capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt issuance costs and the portion of rental expenses representative of the interest expense component.

(5) Electricity revenue is comprised of fixed capacity payments, which are not related to production, and variable energy payments, which are related to production.

(6) Represents energy revenue divided by the megawatt hours produced.

                                  RISK FACTORS

     Prospective purchasers of the New Notes should carefully consider the factors set forth below, as well as the other information contained in this Prospectus, in evaluating an investment in the New Notes.

SUBSTANTIAL LEVERAGE


     The Company is substantially leveraged as a result of outstanding indebtedness of the Company and non-recourse debt financing of certain of the Company's subsidiaries incurred to finance the acquisition and development of power generation facilities. As of June 30, 1998, the Company's total consolidated indebtedness was $1.1 billion, its total consolidated assets were $1.7 billion and its stockholders' equity was $249.1 million. At such date, on a pro forma basis after giving effect to the Bethpage and Texas City/Clear Lake Transactions (as defined herein) and the sale of $400 million of Old Notes, the Company's total consolidated indebtedness would have been approximately $1.1 billion and its total consolidated assets would have been approximately $1.7 billion. See "Capitalization," "Pro Forma Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The ability of the Company to meet its debt service obligations and to repay outstanding indebtedness according to its terms will be dependent primarily upon the performance of the power generation facilities in which the Company has an interest.


     The Indenture dated March 31, 1998, as supplemented by the Supplement Indenture dated July 24, 1998 (together, the "Indenture"), relating to the Senior Notes, and the Indentures relating to the Company's 8 3/4% Senior Notes Due 2007 (the "8 3/4% Senior Notes"), 10 1/2% Senior Notes Due 2006 (the
"10 1/2% Senior Notes") and 9 1/4% Senior Notes Due 2004 (the "9 1/4% Senior Notes") (collectively, the "Indentures") contain certain restrictive covenants. Such restrictions affect, and in many respects limit or prohibit, among other things, the ability of the Company or its subsidiaries or such other entities, as the case may be, to incur indebtedness, make prepayments of certain indebtedness, pay dividends, make investments, engage in transactions with affiliates, create liens, sell assets and engage in mergers and consolidations. The Indentures also contain provisions that require the Company, in the event of a Change of Control Triggering Event (as such term is defined in the Indentures), to make an offer to purchase the Senior Notes, the 8 3/4% Senior Notes, the 10 1/2% Senior Notes and the 9 1/4% Senior Notes. There can be no assurance that the Company will have the financial resources necessary to purchase the Senior Notes, the 8 3/4% Senior Notes, the 10 1/2% Senior Notes and the 9 1/4% Senior Notes upon a Change of Control Triggering Event. Such provisions contained in the Indentures may not be waived by the Board of Directors of the Company. See "Description of New Notes."

     On May 15, 1998, the Company entered into a $100.0 million three-year revolving credit facility with a consortium of banks to replace its prior $50.0 million line of credit (the "Revolving Credit Facility"). The Revolving Credit Facility contains certain restrictions that limit or prohibit, among other things, the ability of the Company or its subsidiaries to incur indebtedness, make prepayments of certain indebtedness, pay dividends, make investments, engage in transactions with affiliates, create liens, sell assets and engage in mergers and consolidations.

     The Company believes that, based on current levels of operations and anticipated growth, cash flow from operations, together with other available sources of funds, including borrowings under the Company's existing borrowing arrangements, will be adequate to make required payments of principal and interest on the Company's debt, including the Senior Notes, the 8 3/4% Senior Notes, the 10 1/2% Senior Notes and the 9 1/4% Senior Notes, and to enable the Company to comply with the terms of its Indentures and other debt agreements, although there can be no assurance that this will be the case. If the Company is unable to comply with the terms of its Indentures and other debt agreements and fails to generate sufficient cash flow from operations in the future, the Company may be required to refinance all or a portion of its existing debt or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained, particularly in view of the Company's high levels of debt and the debt incurrence restrictions under existing Indentures and other debt agreements. If cash flow is insufficient and no such refinancing or additional financing is available, the Company may be forced to default on its debt obligations. In the event of a default under the terms of any of the indebtedness of the Company, subject to the terms of such indebtedness, the obligees thereunder would be permitted to accelerate the maturity of such obligations, which could cause defaults under other obligations of the Company. See "-- Risks Related to Holding Company Structure," "-- Possible Unavailability of Financing."

RISKS RELATED TO HOLDING COMPANY STRUCTURE


     The Senior Notes will be exclusively the obligations of Calpine and not of any of its subsidiaries or other affiliates. Because the operations of the Company are conducted primarily by its subsidiaries and other affiliates, the Company's cash flow and its ability to service its indebtedness, including its ability to pay the interest on and principal of the Senior Notes, are almost entirely dependent upon the earnings of its subsidiaries and other affiliates and the distribution of those earnings to the Company. The non-recourse project financing agreements of certain of the Company's subsidiaries and other affiliates generally restrict their ability to pay dividends, make distributions or otherwise transfer funds to the Company. The restrictions in such agreements generally require that, prior to the payment of dividends, distributions or other transfers, the subsidiary or other affiliate proposing to make the distribution must provide for the payment of other obligations, including operating expenses, debt service and reserves. Calpine's subsidiaries and other affiliates are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the Senior Notes or to make any funds available therefor, whether by dividends, loans or other payments, and do not guarantee the payment of interest on or principal of the Senior Notes. Any right of Calpine to receive any assets of any of its subsidiaries or other affiliates upon any liquidation or reorganization of Calpine (and the consequent right of the holders of the Senior Notes to participate in the distribution of, or to realize proceeds from, those assets) will be effectively subordinated to the claims of any such subsidiaries' or other affiliates' creditors (including trade creditors and holders of debt issued by such subsidiaries or affiliates). After giving pro forma effect to the sale of $400 million Old Notes and the Bethpage and Texas City/Clear Lake Transactions, as of June 30, 1998, approximately $195.1 million of indebtedness of certain of the Company's subsidiaries would be effectively senior to the Senior Notes, all of which represents non-recourse project financing secured by the assets of such subsidiaries.


     While the Indentures impose limitations on the ability of the Company and its subsidiaries to incur additional indebtedness, the Indentures do not limit the amount of non-recourse project financing that the Company's subsidiaries may incur to finance new power generation facilities. See "Description of the New Notes -- Covenants -- Limitation on Incurrence of Indebtedness."

POSSIBLE UNAVAILABILITY OF FINANCING

     Each power generation facility acquired or developed by the Company will require substantial capital investment. The Company's ability to arrange financing and the cost of such financing are dependent upon numerous factors, including general economic and capital market conditions, conditions in energy markets, regulatory developments, credit availability from banks or other lenders, investor confidence in the industry and the Company, the continued success of the Company's current power generation facilities, and provisions of tax and securities laws that are conducive to raising capital. There can be no assurance that financing for new facilities will be available to the Company on acceptable terms in the future.


     The Company's power generation facilities have been financed using a variety of leveraged financing structures, primarily consisting of non-recourse project financing and lease obligations. As of June 30, 1998, the Company had approximately $1.1 billion of total consolidated indebtedness, of which approximately 22% represented non-recourse project financing. After giving pro forma effect to the sale of $400 million Old Notes and the Bethpage and Texas City/Clear Lake Transactions, as of June 30, 1998, the Company would have had approximately $1.1 billion of total consolidated indebtedness, of which approximately 17% would represent non-recourse project financing. See "Pro Forma Consolidated Financial Data." Each non-recourse project financing and lease obligation is structured to be fully paid out of cash flow provided by the facility or facilities, the assets of which (together with pledges of stock or partnership interests in the entity owning the facility) collateralize such obligations, without any claim against the Company's general corporate funds. Such leveraged financing permits the development of larger facilities, but also increases the risk to the Company that its interest in a particular facility could be impaired or that fluctuations in revenues could adversely affect the Company's ability to meet its lease or debt obligations. The debt collateralized by the interests of the Company in each operating facility reduces the liquidity of such assets since any sale or transfer of a facility would be subject both to the lien securing the facility indebtedness and to transfer restrictions in the financing agreements. While the Company intends to utilize non-recourse or lease financing when appropriate, there can be no assurance that market conditions and other factors will permit the same limited equity investment by the Company or the same substantially non-recourse nature of financings for future facilities. In the event of a default under a financing agreement, and assuming the Company or the other equity investors in a facility are unable or choose not to cure such default within applicable cure periods, if any, the lenders or lessors would generally have rights to the facility, any related geothermal resource or natural gas reserves, related contracts and cash flows and all licenses and permits necessary to operate the facility. In the event of foreclosure after such a default, the Company might not retain any interest in such facility. The Company does not believe the existence of non-recourse or lease financing will materially affect its ability to continue to borrow funds in the future in order to finance new facilities. There can be no assurance, however, that the Company will continue to be able to obtain the financing required to develop its power generation facilities on terms satisfactory to the Company. See "-- Power Project Development and Acquisition Risks."

     The Company has from time to time guaranteed certain obligations of its subsidiaries and other affiliates. There can be no assurance that, in respect of any financings of facilities in the future, lenders or lessors will not require the Company to guarantee the indebtedness of such future facilities, rendering the Company's general corporate funds vulnerable in the event of a default by such facility or related subsidiary. If the lenders or lessors were to require such guarantees, and the Company were unable to incur indebtedness in respect of such guarantees under the restrictions on indebtedness (including guarantees) contained in the Indentures, the Company's ability to fund new facilities could be adversely affected. The Indentures do not limit the ability of the Company's subsidiaries to incur non-recourse or lease financing for investment in new facilities.

IMPACT OF AVOIDED COST PRICING; ENERGY PRICE FLUCTUATIONS


     PG&E pays a fixed price of $13.83 for each unit of electrical energy according to schedules set forth in the long-term power sales agreements for the Bear Canyon (20 megawatts) and West Ford Flat (27 megawatts) Power Plants. The fixed price periods under these power sales agreements expire in September and December 1998, respectively. After the fixed price periods expire, while the basis for the capacity and capacity bonus payments under these power sales agreements remains the same, the energy payments adjust to interim short-run avoided cost ("SRAC"), which is calculated pursuant to the methodology approved by the CPUC on December 9, 1996, and will continue at SRAC until the independent power exchange, which commenced operations on April 1, 1998, is fully implemented. Thereafter, SRAC will be replaced by the energy clearing price of the independent power exchange. During 1997, SRAC averaged approximately 2.94c per kilowatt hour and during the six months ended June 30, 1998, SRAC averaged approximately 2.88c per kilowatt hour. As a result, while SRAC does not affect capacity payments under the power sales agreements, the Company's energy revenue under these power sales agreements is expected to be materially reduced at the expiration of the fixed price period. Such reduction may have a material adverse effect on the Company's results of operations. The Company expects the forecasted decline in energy revenues will be mitigated by decreased royalty expenses and planned operating cost reductions at the facilities. In addition, the Company will continue its strategy of offsetting such reductions through its acquisition and development program. In addition, prices paid for the steam delivered by the Company's steam fields are based on a formula that partially reflects the price levels of nuclear and fossil fuels, and, therefore, a reduction in the price levels of such fuels may reduce revenue under the steam sales agreements for the steam fields.


POWER PROJECT DEVELOPMENT AND ACQUISITION RISKS

     The development of power generation facilities is subject to substantial risks. In connection with the development of a power generation facility, the Company must generally obtain governmental permits and approvals, fuel supply and transportation agreements, sufficient equity capital and debt financing, electrical transmission agreements, site agreements and construction contracts, and there can be no assurance that the

Company will be successful in doing so. In addition, project development is subject to certain environmental, engineering and construction risks relating to cost-overruns, delays and performance. Although the Company may attempt to minimize the financial risks in the development of a project by securing a favorable long-term power sales agreement, entering into power marketing transactions, obtaining all required governmental permits and approvals and arranging adequate financing prior to the commencement of construction, the development of a power project may require the Company to expend significant sums for preliminary engineering, permitting and legal and other expenses before it can be determined whether a project is feasible, economically attractive or financeable. If the Company were unable to complete the development of a facility, it would generally not be able to recover its investment in such a facility. The process for obtaining initial environmental, siting and other governmental permits and approvals is complicated and lengthy, often taking more than one year, and is subject to significant uncertainties. As a result of competition, it may be difficult to obtain a power sales agreement for a proposed project, and the prices offered in new power sales agreements for both electric capacity and energy may be less than the prices in prior agreements. There can be no assurance that the Company will be successful in the development of power generation facilities in the future.

     The Company has grown substantially in recent years as a result of acquisitions of interests in power generation facilities and steam fields. The Company believes that although the domestic power industry is undergoing consolidation and that significant acquisition opportunities are available, the Company is likely to confront significant competition for acquisition opportunities. In addition, there can be no assurance that the Company will continue to identify attractive acquisition opportunities at favorable prices or, to the extent that any opportunities are identified, that the Company will be able to consummate such acquisitions.

START-UP RISKS

     The commencement of operation of a newly constructed power plant or steam field involves many risks, including start-up problems, the breakdown or failure of equipment or processes and performance below expected levels of output or efficiency. New plants have no operating history and may employ recently developed and technologically complex equipment. Insurance is maintained to protect against certain of these risks, warranties are generally obtained for limited periods relating to the construction of each project and its equipment in varying degrees, and contractors and equipment suppliers are obligated to meet certain performance levels. Such insurance, warranties or performance guarantees may not be adequate to cover lost revenues or increased expenses and, as a result, a project may be unable to fund principal and interest payments under its financing obligations and may operate at a loss. A default under such a financing obligation could result in the Company losing its interest in such power generation facility or steam field. See "-- Possible Unavailability of Financing."

     In addition, power sales agreements, which have typically been entered into with a utility early in the development phase of a project, often enable the utility to terminate such agreement, or to retain security posted as liquidated damages, in the event that a project fails to achieve commercial operation or certain operating levels by specified dates or fails to make certain specified payments. In the event such a termination right is exercised, a project may not commence generating revenues, the default provisions in a financing agreement may be triggered (rendering such debt immediately due and payable) and the project may be rendered insolvent as a result.

GENERAL OPERATING RISKS

     The Company currently operates 18 of the 26 power plants and steam fields in which it has an interest. The continued operation of power plants and steam fields involves many risks, including the breakdown or failure of power generation equipment, transmission lines, pipelines or other equipment or processes and performance below expected levels of output or efficiency. As of June 30, 1998, the Company's power plants have operated at an average availability of approximately 98%. Although from time to time the Company's power generation facilities have experienced certain equipment breakdowns or failures, such breakdowns or failures have not had a material adverse effect on the operation of such facilities or on the Company's results of operations. Although the Company's facilities contain certain redundancies and back-up mechanisms, there can be no assurance that any such breakdown or failure would not prevent the affected facility or steam field from performing under applicable power and/or steam sales agreements. In addition, although insurance is maintained to protect against certain of these operating risks, the proceeds of such insurance may not be adequate to cover lost revenues or increased expenses, and, as a result, the entity owning such power generation facility or steam field may be unable to service principal and interest payments under its financing obligations and may operate at a loss. A default under such a financing obligation could result in the Company losing its interest in such power generation facility or steam field. See "-- Possible Unavailability of Financing."

RISKS RELATED TO THE DEVELOPMENT AND OPERATION OF GEOTHERMAL ENERGY RESOURCES

     The development and operation of geothermal energy resources are subject to substantial risks and uncertainties similar to those experienced in the development of oil and gas resources. The successful exploitation of a geothermal energy resource ultimately depends upon the heat content of the extractable fluids, the geology of the reservoir, the total amount of recoverable reserves and operational factors relating to the extraction of fluids, including operating expenses, energy price levels and capital expenditure requirements relating primarily to the drilling of new wells. In connection with the development of a project, the Company estimates the productivity of the geothermal resource and the expected decline in such productivity. The productivity of a geothermal resource may decline more than anticipated, resulting in insufficient recoverable reserves being available for sustained generation of the electrical power capacity desired. An incorrect estimate by the Company or an unexpected decline in productivity could have a material adverse effect on the Company's results of operations.

     Geothermal reservoirs are highly complex, and, as a result, there exist numerous uncertainties in determining the extent of the reservoirs and the quantity and productivity of the steam reserves. Reservoir engineering is an inexact process of estimating underground accumulations of steam or fluids that cannot be measured in any precise way, and depends significantly on the quantity and accuracy of available data. As a result, the estimates of other reservoir specialists may differ materially from those of the Company. Estimates of reserves are generally revised over time on the basis of the results of drilling, testing and production that occur after the original estimate was prepared. While the Company has extensive experience in the operation and development of geothermal energy resources and in preparing such estimates, there can be no assurance that the Company will be able to successfully manage the development and operation of its geothermal reservoirs or that the Company will accurately estimate the quantity or productivity of its steam reserves.

DEPENDENCE ON THIRD PARTIES

     The nature of the Company's power generation facilities is such that, in general, each facility currently relies on one power or steam sales agreement with a single electric utility customer for substantially all, if not all, of such facility's revenue over the life of the facility. During 1997, approximately 80% and 5% of the Company's total revenue was attributable to revenue received pursuant to power and steam sales agreements with PG&E and SMUD, respectively. The power and steam sales agreements are generally long-term agreements, covering the sale of electricity or steam for initial terms of 20 or 30 years. However, the loss of any one power or steam sales agreement with any of these utility customers could have a material adverse effect on the Company's results of operations. In addition, any material failure by any utility customer to fulfill its obligations under a power or steam sales agreement could have a material adverse effect on the cash flow available to the Company and, as a result, on the Company's results of operations. PG&E has recently announced its intention to sell all of its power generating facilities in The Geysers that purchase steam from Thermal Power Company and the PG&E Unit 13 and PG&E Unit 16 Steam Fields. The Company cannot predict the impact that any such sale would have.

     Furthermore, each power generation facility may depend on a single or limited number of entities to purchase thermal energy, or to supply or transport natural gas to such facility. The failure of any one utility customer, steam host, gas supplier or gas transporter to fulfill its contractual obligations could have a material adverse effect on a power project and on the Company's business and results of operations.

INTERNATIONAL INVESTMENTS

     The Company has made an investment in the Cerro Prieto geothermal steam fields located in Mexico and may pursue additional international investments, in selected countries. Such investments are subject to risks and uncertainties relating to the political, social and economic structures of those countries. Risks specifically related to investments in non-United States projects may include risks of fluctuations in currency valuation, currency inconvertibility, expropriation and confiscatory taxation, increased regulation and approval requirements and governmental policies limiting returns to foreign investors.

GOVERNMENT REGULATION

     The Company's activities are subject to complex and stringent energy, environmental and other governmental laws and regulations. The construction and operation of power generation facilities require numerous permits, approvals and certificates from appropriate federal, state and local governmental agencies, as well as compliance with environmental protection legislation and other regulations. While the Company believes that it has obtained the requisite approvals for its existing operations and that its business is operated in accordance with applicable laws, the Company remains subject to a varied and complex body of laws and regulations that both public officials and private individuals may seek to enforce. There can be no assurance that existing laws and regulations will not be revised or that new laws and regulations will not be adopted or become applicable to the Company that may have a material adverse effect on the Company's business or results of operations, nor can there be any assurance that the Company will be able to obtain all necessary licenses, permits, approvals and certificates for proposed projects or that completed facilities will comply with all applicable permit conditions, statutes or regulations. In addition, regulatory compliance for the construction of new facilities is a costly and time-consuming process, and intricate and changing environmental and other regulatory requirements may necessitate substantial expenditures to obtain permits and may create a significant risk of expensive delays or significant loss of value in a project if the project is unable to function as planned due to changing requirements or local opposition.

     The Company's operations are subject to the provisions of various energy laws and regulations, including the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), the Public Utility Holding Company Act of 1955, as amended ("PUCHA"), and state and local regulations. PUHCA provides for the extensive regulation of public utility holding companies and their subsidiaries. PURPA provides to qualifying facilities ("QFs") (as defined under PURPA) and owners of QFs certain exemptions from certain federal and state regulations, including rate and financial regulations.

     Under present federal law, the Company is not and will not be subject to regulation as a holding company under PUHCA as long as the power plants in which it has an interest are QFs under PURPA or are subject to another exemption. In order to be a QF, a facility must be not more than 50% owned by an electric utility or electric utility holding company. A QF that is a cogeneration facility must produce not only electricity, but also useful thermal energy for use in an industrial or commercial process or heating or cooling applications in certain proportions to the facility's total energy output, and it must meet certain energy efficiency standards. Therefore, loss of a thermal energy customer could jeopardize a cogeneration facility's QF status. All geothermal power plants up to 80 megawatts that meet PURPA's ownership requirements and certain other standards are considered QFs. If one of the power plants in which the Company has an interest were to lose its QF status and not otherwise receive a PUHCA exemption, the project subsidiary or partnership in which the Company has an interest owning or leasing that plant could become a public utility company, which could subject the Company to significant federal, state and local laws, including rate regulation and regulation as a public utility holding company under PUHCA. This loss of QF status, which may be prospective or retroactive, in turn, could cause all of the Company's other power plants to lose QF status because, under FERC regulations, a QF cannot be owned by an electric utility or electric utility holding company. In addition, a loss of QF status could, depending on the power sales agreement, allow the power purchaser to cease taking and paying for electricity or to seek refunds of past amounts paid and thus could cause the loss of some or all contract revenues or otherwise impair the value of a project and could trigger defaults under provisions of the applicable project contracts and financing agreements (rendering such debt immediately due and payable). If a power purchaser ceased taking and paying for electricity or sought to obtain refunds of past amounts paid, there can be no assurance that the costs incurred in connection with the project could be recovered through sales to other purchasers.

     Currently, Congress is considering proposed legislation that would amend PURPA by eliminating the requirement that utilities purchase electricity from QFs at avoided costs. The Company does not know whether such legislation will be passed or what form it may take. The Company believes that if any such legislation is passed, it would apply to new projects. As a result, although such legislation may adversely affect the Company's ability to develop new projects, the Company believes it would not affect the Company's existing QFs. There can be no assurance, however, that any legislation passed would not adversely impact the Company's existing projects.

     Many states are implementing or considering regulatory initiatives designed to increase competition in the domestic power generation industry. In a December 20, 1995 policy decision, the CPUC outlined a new market structure that would provide for a competitive power generation industry and direct access to generation for all consumers within five years. The CPUC issued decisions providing for direct access for all customers effective April 1, 1998, and the unbundling of all electric services. As part of its policy decision, the CPUC indicated that power sales agreements of existing QFs would be honored. The Company cannot predict the impact, if any, that such restructuring will have on the Company's existing business or results of operations.

SEISMIC DISTURBANCES

     Areas in which the Company operates and is developing many of its geothermal and gas-fired projects are subject to frequent low-level seismic disturbances, and more significant seismic disturbances are possible. While the Company's existing power generation facilities are built to withstand relatively significant levels of seismic disturbances, and the Company believes it maintains adequate insurance protection, there can be no assurance that earthquake, property damage or business interruption insurance will be adequate to cover all potential losses sustained in the event of serious seismic disturbances or that such insurance will continue to be available to the Company on commercially reasonable terms.

AVAILABILITY OF NATURAL GAS

     To date, the Company's fuel acquisition strategy has included various combinations of Company-owned gas reserves, gas prepayment contracts and short-, medium- and long-term supply contracts. In its gas supply arrangements, the Company attempts to match the fuel cost with the fuel component included in the facility's power sales agreements, in order to minimize a project's exposure to fuel price risk. The Company believes that there will be adequate supplies of natural gas available at reasonable prices for each of its facilities when current gas supply agreements expire. There can be no assurance, however, that gas supplies will be available for the full term of the facilities' power sales agreements, or that gas prices will not increase significantly. If gas is not available, or if gas prices increase above the fuel component of the facilities' power sales agreements, there could be a material adverse impact on the Company's results of operations.

COMPETITION

     The power generation industry is characterized by intense competition, and the Company encounters competition from utilities, industrial companies and other power producers. In recent years, there has been increasing competition in an effort to obtain power sales agreements, and this competition has contributed to a reduction in electricity prices. In addition, many states are implementing or considering regulatory initiatives designed to increase competition in the domestic power industry. In California, direct access for all customers began on April 1, 1998. Regulatory initiatives are also being considered in other states, including Texas, New York and states in New England. This competition has put pressure on electric utilities to lower their costs, including the cost of purchased electricity, and increasing competition in the future will increase this pressure.

DEPENDENCE ON SENIOR MANAGEMENT

     The Company's success is largely dependent on the skills, experience and efforts of its senior management. The loss of the services of one or more members of the Company's senior management could have a material adverse effect on the Company's business and development.

QUARTERLY FLUCTUATIONS; SEASONALITY

     The Company's quarterly operating results have fluctuated in the past and may continue to do so in the future as a result of a number of factors, including but not limited to the timing and size of acquisitions, the completion of development projects, the timing and amount of curtailment, if any, and variations in levels of production. Furthermore, the majority of capacity payments under certain of the Company's power sales agreements are received during the months of May through October.

ABSENCE OF PUBLIC MARKET

     There has previously been no public market for the Senior Notes. The Company does not intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active trading market will develop or be sustained in the New Notes. To the extent that a market for the New Notes does develop, the market value of the New Notes will depend on market conditions (such as yields on alternative investments), general economic conditions, the Company's financial condition and other conditions. Such conditions might cause the New Notes, to the extent they are actively traded, to trade at a significant discount from face value.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Untendered Old Notes that are not exchanged for New Notes pursuant to the Exchange Offer will remain subject to the existing restrictions on transfer of such Old Notes. Additionally, holders of any Old Notes not tendered in the Exchange Offer will not have any rights under the Registration Rights Agreement to cause the Company to register the Old Notes, and the interest rate on the Old Notes will remain at its initial rate of 7 7/8% per annum.

                                USE OF PROCEEDS

     The Company will not receive any cash proceeds from the issuance of the New Notes offered hereby. In consideration for issuing the New Notes as contemplated in this Prospectus, the Company will receive in exchange Old Notes in like principal amount, the terms of which are identical to the New Notes. The Old Notes surrendered in exchange for the New Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the New Notes will not result in any increase in the indebtedness of the Company.

     The net proceeds received by the Company from the sale of $300 million of the Old Notes in March 1998 (after deducting the discounts and expenses in connection with such sale) were used as follows: (i) $89.6 million to repay in full the non-recourse project financing from a syndicate of banks with The Bank of Nova Scotia, as agent, to Calpine Finance Company, a wholly owned subsidiary of the Company; (ii) approximately $37.4 million to repay in full the non-recourse project financing from Toronto Dominion Bank to TBG Cogen Partners, a wholly owned subsidiary of the Company that owns the Bethpage Power Plant; and
(iii) the remainder for acquisitions and general corporate purposes. Of the net proceeds received from the sale of $100 million of the Old Notes in July 1998, the Company used approximately $52.1 million to repay in full the outstanding non-recourse project financing from ING Capital Corp. on the Pasadena 1 Power Plant and expects to use approximately $13.6 million to pay the remaining construction costs on the Pasadena 1 Power Plant. The remainder of the net proceeds will be used for the acquisition and development of power generation facilities and for general corporate purposes.

                               THE EXCHANGE OFFER

     The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and reference is made to the provisions of the Registration Rights Agreement, which has been filed as an exhibit to the Registration Statement and a copy of which is available as set forth under the heading "Available Information."

GENERAL

     In connection with the sale of the Old Notes, the Company entered into the Registration Rights Agreement, which requires the Company to file with the Commission a registration statement (the "Exchange Offer Registration Statement") under the Securities Act with respect to an issue of senior notes of the Company with terms identical to the Old Notes (except with respect to restrictions on transfer) and to use its best efforts to cause such registration statement to become effective under the Securities Act and, upon the effectiveness of such registration statement, to offer to the holders of the Old Notes the opportunity, for a period of 30 days from the date the notice of the Exchange Offer is mailed to holders of the Old Notes, to exchange their Old Notes for a like principal amount of New Notes. The Exchange Offer is being made pursuant to the Registration Rights Agreement to satisfy the Company's obligations thereunder. The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer.

     For each Old Note properly tendered and accepted pursuant to the Exchange Offer, the holder of such Old Note will receive a New Note having a principal amount equal to that of the Old Note tendered. Interest on each New Note will accrue from the last respective interest date on which interest was paid on the Old Note tendered in exchange therefor or, if no interest has been paid on such Old Note, from the Issue Date.

     Each holder of the Old Notes who wishes to exchange the Old Note for New Notes in the Exchange Offer will be required to represent in the Letter of Transmittal that (i) it is not an affiliate of the Company, (ii) the New Notes to be received by it were acquired in the ordinary course of business and (iii) at the time of commencement of the Exchange Offer, it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the New Notes.

     In the event that applicable interpretations of the staff of the Commission would not permit the Company to effect the Exchange Offer or, if for any other reason the Exchange Offer is not consummated on or prior to September 27, 1998, the Company has agreed to use its best efforts to cause to become effective a shelf registration statement (the "Shelf Registration Statement") with respect to the resale of the Old Notes and to keep the Shelf Registration Statement effective until the earlier of two years after the date of the initial sale of the Old Notes or until all the Old Notes covered by the Shelf Registration Statement have been sold pursuant to such Shelf Registration Statement.

TERMS OF THE EXCHANGE OFFER

     Each holder of Old Notes who wishes to exchange Old Notes for New Notes in the Exchange Offer will be required to make certain representations, including that (i) it is neither an affiliate of the Company nor a broker-dealer tendering Old Notes acquired directly from the Company for its own account, (ii) any New Notes to be received by it were acquired in the ordinary course of its business and (iii) at the time of commencement of the Exchange Offer, it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the New Notes. In addition, in connection with any resales of New Notes, any broker-dealer (a "Participating Broker-Dealer") who acquired Old Notes for its own account as a result of market-making activities or other trading activities must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes. The Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the New Notes (other than a resale of an unsold allotment from the original sales of Old Notes) with the prospectus contained in the Exchange Offer Registration Statement. Under the Registration Rights Agreement, the Company is required to allow Participating Broker-Dealers (and other persons, if any, subject to similar prospectus delivery requirements) to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such New Notes, provided, however, the Company shall not be required to amend or supplement such prospectus for a period exceeding 180 days after the consummation of the Exchange Offer. The Company has also agreed that in the event that either the Exchange Offer is not consummated or a Shelf Registration Statement is not declared effective on or prior to September 27, 1998, the interest rate borne by the Old Notes will be increased by one-half of one percent per annum until the Exchange Offer is consummated or a Shelf Registration Statement is declared effective.

     The Exchange Offer shall be deemed to have been consummated upon the Company's having exchanged, pursuant to the Exchange Offer, New Notes for all Old Notes that have been properly tendered and not withdrawn by the Expiration Date. In such event, holders of Old Notes not participating in the Exchange Offer who are seeking liquidity in their investment would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act.

     Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company will accept all Old Notes validly tendered prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 in principal amount of New Notes (and any integral multiple thereof) in exchange for an equal principal amount of outstanding Old Notes tendered and accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer in any denomination of $1,000 or in integral multiples thereof.

     Based on no-action letters issued by the staff of the Commission to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such New Notes. Any holder of Old Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes cannot rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes.

     The form and terms of the New Notes will be the same as the form and terms of the Old Notes except that the New Notes will not bear legends restricting the transfer thereof. The New Notes will evidence the same debt as the Old Notes. The New Notes will be issued under and entitled to the benefits of the Note Indenture.

     As of the date of this Prospectus, $400,000,000 aggregate principal amount of the Old Notes are outstanding and there are two registered holders thereof. In connection with the issuance of the Old Notes, the Company arranged for the Old Notes to be eligible for trading in the Private Offering, Resale and Trading through Automated Linkages (PORTAL) Market, the National Association of Securities Dealers' screen based, automated market trading of securities eligible for resale under Rule 144A and to be issued and transferable in book-entry form through the facilities of DTC. The New Notes will also be issuable and transferable in book-entry form through DTC.


     This Prospectus, together with the accompanying Letter of Transmittal, is being sent to all registered holders as of August 25, 1998 (the "Record Date").


     The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. See "Exchange Agent." The Exchange Agent will act as agent for the tendering holders of Old Notes for the purpose of receiving New Notes from the Company and delivering New Notes to such holders.

     If any tendered Old Notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

     Holders of Old Notes who tender in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "Fees and Expenses."

     Holders of Old Notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law or the Note Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder. Old Notes that are not tendered for exchange in the Exchange Offer will remain outstanding and continue to accrue interest, but will not be entitled to any rights or benefits under the Registration Rights Agreement.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS


     The term "Expiration Date" shall mean 5:00 p.m. New York City time, on September 25, 1998 unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date to which the Exchange Offer is extended.


     In order to extend the Expiration Date, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the record holders of Old Notes an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that the Company is extending the Exchange Offer for a specified period of time.

     The Company reserves the right (i) to delay acceptance of any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer and to refuse to accept Old Notes not previously accepted, if any of the conditions set forth herein under "Termination" shall have occurred and shall not have been waived by the Company (if permitted to be waived by the Company), by giving oral or written notice of such delay, extension or termination to the Exchange Agent, and (ii) to amend the terms of the Exchange Offer in any manner deemed by it to be advantageous to the holders of the Old Notes. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Old Notes of such amendment.

     Without limiting the manner in which the Company may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

INTEREST ON THE NEW NOTES

     The New Notes will bear interest from the last Interest Payment Date on which interest was paid on the Old Notes, or if interest has not yet been paid on the Old Notes, from March 31, 1998. Such interest will be paid with the first interest payment on the New Notes. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the New Notes.

     The New Notes will bear interest at a rate of 7 7/8% per annum. Interest on the New Notes will be payable semi-annually, in arrears, on each Interest Payment Date following the consummation of the Exchange Offer. Untendered Old Notes that are not exchanged for New Notes pursuant to the Exchange Offer will bear interest at a rate of 7 7/8% per annum after the Expiration Date.

PROCEDURES FOR TENDERING

     The tender of Old Notes pursuant to any of the procedures set forth in this Prospectus and in the Letter of Transmittal will constitute a binding agreement between the tendering holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal. The tender of Old Notes will constitute an agreement to deliver good and marketable title to all tendered Old Notes prior to the Expiration Date free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind. Holders must follow the procedures set forth in this Prospectus in order to properly and effectively tender Old Notes.

     EXCEPT AS PROVIDED IN "-- GUARANTEED DELIVERY PROCEDURES," UNLESS THE OLD NOTES BEING TENDERED ARE DEPOSITED BY THE HOLDER WITH THE EXCHANGE AGENT PRIOR TO THE EXPIRATION DATE (ACCOMPANIED BY A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL), THE COMPANY MAY, AT ITS OPTION, REJECT SUCH TENDER. ISSUANCE OF EXCHANGE NOTES WILL BE MADE ONLY AGAINST DEPOSIT OF TENDERED OLD NOTES AND DELIVERY OF ALL OTHER REQUIRED DOCUMENTS. NOTWITHSTANDING THE FOREGOING, DTC PARTICIPANTS TENDERING THROUGH ATOP WILL BE DEEMED TO HAVE MADE VALID DELIVERY WHERE THE EXCHANGE AGENT RECEIVES AN AGENT'S MESSAGE (DEFINED BELOW) PRIOR TO THE EXPIRATION DATE.

Old Notes Held Through DTC

     Each Beneficial Owner holding Old Notes through a DTC Participant must instruct such DTC Participant to cause its Old Notes to be tendered in accordance with the procedures set forth in this Prospectus.

     Pursuant to an authorization given by DTC to the DTC Participants, each DTC Participant holding Old Notes through DTC must (i) electronically transmit its acceptance through ATOP, and DTC will then verify the acceptance, execute a book-entry delivery to the Exchange Agent's account at DTC and send an Agent's Message to the Exchange Agent for its acceptance, or (ii) comply with the guaranteed delivery procedures set forth below and in the Note of Guaranteed Delivery. See "-- Guaranteed Delivery Procedures."

     The Exchange Agent will (promptly after the date of this Prospectus) establish accounts at DTC for purposes of the Exchange Offer with respect to Old Notes held through DTC, and any financial institution that is a DTC Participant may make book-entry delivery of interests in Old Notes in the Exchange Agent's account through ATOP. However, although delivery of interests in the Old Notes may be effected through book-entry transfer into the Exchange Agent's account through ATOP, an Agent's Message in connection with such book-entry transfer, and any other required documents, must be transmitted to and received by the Exchange Agent at its address set forth under "-- Exchange Agent," or the guaranteed delivery procedures set forth below must be complied with, in each case, prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Exchange Agent. The confirmation of a book-entry transfer into the Exchange Agent's account at DTC as described above is referred to herein as a "Book-Entry Confirmation."

     The term "Agent's Message" means a message transmitted by DTC to, and received by, the Exchange Agent and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from each DTC Participant tendering through ATOP that such DTC Participants have received a Letter of Transmittal and agree to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such DTC Participants.

     Cede & Co., as the holder of the global certificates representing the Old Notes (a "Global Security"), will tender a portion of each Global Security equal to the aggregate principal amount due at the stated maturity or number of shares for which instructions to tender are given by DTC Participants.

Old Notes Held by Holders

     Each holder must (i) complete and sign and mail or deliver the accompanying Letter of Transmittal, and any other documents required by the Letter of Transmittal, together with certificate(s) representing all tendered Old Notes, to the Exchange Agent at its address set under "-- Exchange Agent," or (ii) comply with the guaranteed delivery procedures set forth below and in the Notice of Guaranteed Delivery. See "-- Guaranteed Delivery Procedures."

     All signatures on a Letter of Transmittal must be guaranteed by any member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor" institution within the meaning of Rule 17Ad-15 under the Exchange Act (each an "Eligible Institution"); provided, however, that signatures on a Letter of Transmittal need not be guaranteed if such Old Notes are tendered for the account of an Eligible Institution including (as such terms are defined in Rule 17Ad-15): (i) a bank; (ii) a broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker; (iii) a credit union; (iv) a national securities exchange, registered securities association or clearing agency; or (v) a savings institution that is a participant in a Securities Transfer Association recognized program.

     If a Letter of Transmittal or any Old Note is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing, and proper evidence satisfactory to the Company of the authority of such person so to act must be submitted.

     Holders should indicate in the applicable box in the Letter of Transmittal the name and address to which substitute certificates evidencing Old Notes for amounts not tendered are to be issued or sent, if different from the name and address of the person signing the Letter of Transmittal. In the case of issuance in a different name, the employer identification or social security number of the person named must also be indicated. If no instructions are given, such Old Notes not tendered, as the case may be, will be returned to the person signing the Letter of Transmittal.

     By tendering, each holder and each DTC Participant will make to the Company the representations set forth in the third paragraph under the heading
"-- General."

     No alternative, conditional, irregular or contingent tenders will be accepted (unless waived). By executing a Letter of Transmittal or transmitting an acceptance through ATOP, as the case may be, each tendering holder waives any right to receive any notice of the acceptance for purchase of its Old Notes.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tendered Old Notes will be resolved by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any or all tenders that are not in proper form or the acceptance of which may, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any condition to the Exchange Offer and any irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding. Unless waived, any irregularities in connection with tenders must be cured within such time as the Company shall determine. The Company and the Exchange Agent shall not be under any duty to give notification of defects in such tenders and shall not incur liabilities for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holder, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     LETTERS OF TRANSMITTAL AND OLD NOTES MUST BE SENT ONLY TO THE EXCHANGE AGENT. DO NOT SEND LETTERS OF TRANSMITTAL OR OLD NOTES TO THE COMPANY OR DTC.

     The method of delivery of Old Notes and Letters of Transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance through ATOP, is at the election and risk of the persons tendering and delivering acceptances or Letters of Transmittal and, except as otherwise provided in the applicable Letter of Transmittal, delivery will be deemed made only when actually received by the Exchange Agent. If delivery is by mail, it is suggested that the holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Exchange Agent prior to the Expiration Date.

GUARANTEED DELIVERY PROCEDURES

Old Notes Held Through DTC

     DTC Participants holding Old Notes through DTC who wish to cause their Old Notes to be tendered, but who cannot transmit their acceptances through ATOP prior to the Expiration Date, may cause a tender to be effected if:

          (a) guaranteed delivery is made by or through an Eligible Institution;

          (b) prior to 5:00 p.m., New York City time on the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by mail, hand delivery, facsimile transmission or overnight courier) substantially in the form provided by the Company herewith; and

          (c) Book-Entry Confirmation and an Agent's Message in connection therewith (as described above) are received by the Exchange Agent within three New York Stock Exchange ("NYSE") trading days after the date of the execution of the Notice of Guaranteed Delivery.

Old Notes Held by Holders

     Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent, or (iii) who cannot complete the procedures for book-entry transfer, prior to the Expiration Date, may effect a tender if:

          (a) the tender is made through an Eligible Institution;

          (b) prior to 5:00 p.m., New York City time on the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three NYSE trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Old Notes (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility), and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Old Notes in proper form for transfer (or a confirmation or book-entry transfer of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility), and all other documents required by the Letter of Transmittal are received by the Exchange Agent upon three NYSE trading days after the Expiration Date.

     Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

Old Notes Held Through DTC

     DTC Participants holding Old Notes who have transmitted their acceptances through ATOP may, prior to 5:00 p.m., New York City time, on the Expiration Date, withdraw the instruction given thereby by delivering to the Exchange Agent, at its address set forth under "-- Exchange Agent," a written, telegraphic or facsimile notice of withdrawal of such instruction. Such notice of withdrawal must contain the name and number of the DTC Participant, the principal amount due at the Stated Maturity date of the Old Notes to which such withdrawal related and the signature of the DTC Participant. Withdrawal of such an instruction will be effective upon receipt of such written notice of withdrawal by the Exchange Agent.

Old Notes Held by Holders

     Holders may withdraw a tender of Old Notes in the Exchange Offer, by a telegram, telex, letter or facsimile transmission notice of withdrawal received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number(s) and principal amount due at the Stated Maturity of such Old Notes, or in the case of Old Notes transferred by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited), (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the person withdrawing the tender, and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at anytime prior to the Expiration Date.

     All signatures on a notice of withdrawal must be guaranteed by an Eligible Institution; provided, however, that signatures on the notice of withdrawal need not be guaranteed if the Old Notes being withdrawn are held for the account of an Eligible Institution.

     A withdrawal of an instruction or a withdrawal of a tender must be executed by a DTC Participant or a holder, as the case may be, in the same manner as the person's name appears on its transmission through ATOP or Letter of Transmittal, as the case may be, to which such withdrawal relates. If a notice of withdrawal is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with the revocation appropriate evidence of authority to execute the notice of withdrawal. A DTC Participant or a holder may withdraw an instruction or a tender, as the case may be, only if such withdrawal complies with the provisions of this Prospectus.

     A withdrawal of a tender of Old Notes by a DTC Participant or a holder, as the case may be, may be rescinded only by a new transmission of an acceptance through ATOP or execution and delivery of a new Letter of Transmittal, as the case may be, in accordance with the procedures described herein.

TERMINATION

     Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange, or exchange New Notes for any Old Notes not theretofore accepted for exchange, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Old Notes if: (i) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer, which, in the Company's judgment, might materially impair the Company's ability to proceed with the Exchange Offer or (ii) any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute, rule or regulation is interpreted by the staff of the Commission in a manner, which, in the Company's judgment, might materially impair the Company's ability to proceed with the Exchange Offer.

     If the Company determines that it may terminate the Exchange Offer, as set forth above, the Company may (i) refuse to accept any Old Notes and return any Old Notes that have been tendered to the holders thereof, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject to the rights of such holders of tendered Old Notes to withdraw their tendered Old Notes, or (iii) waive such termination event with respect to the Exchange Offer and accept all properly tendered Old Notes that have not been withdrawn. If such waiver constitutes a material change in the Exchange Offer, the Company will disclose such change by means of a supplement to this Prospectus that will be distributed to each registered holder of Old Notes, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the Old Notes, if the Exchange Offer would otherwise expire during such period.

EXCHANGE AGENT

     The Bank of New York has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

                    By Mail:                               By Hand or Overnight Courier:
              The Bank of New York                              The Bank of New York
          101 Barclay Street, Floor 7E                           101 Barclay Street
            New York, New York 10286                      Corporate Trust Services Window
          Attention: Denise Robertson                               Grand Level
                                                              New York, New York 10286
                                                            Attention: Denise Robertson
                                 Telephone Number: (212) 815-2791
                              Facsimile Transmission: (212) 815-6339

FEES AND EXPENSES

     The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail. Additional solicitations may be made by officers and regular employees of the Company and its affiliates in person, by telegraph or by telephone.

     The Company will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, Letters of Transmittal and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for exchange.

     The expenses to be incurred in connection with the Exchange Offer, including fees and expenses of the Exchange Agent and Trustee and accounting and legal fees, will be paid by the Company.

     The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Old Notes not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

ACCOUNTING TREATMENT

     The New Notes will be recorded at the same carrying value as the Old Notes, which is face value, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the Company upon the consummation of the Exchange Offer. The expenses of the Exchange Offer will be amortized by the Company over the term of the New Notes under generally accepted accounting principles.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The consolidated financial data set forth below for the five years ended and as of December 31, 1997 have been derived from the audited consolidated financial statements of the Company. The consolidated financial data for the six months ended and as of June 30, 1997 and June 30, 1998 are unaudited, but have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments necessary for the fair presentation of the financial position and results of operations for these periods. Consolidated operating results for the six months ended June 30, 1998 should not be considered indicative of the results that may be expected for the entire year. The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the related notes thereto incorporated by reference in this Prospectus.



                                                                                                               SIX MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,                          JUNE 30,
                                                   ------------------------------------------------------    --------------------
                                                    1993       1994        1995        1996        1997        1997        1998
                                                   -------    -------    --------    --------    --------    --------    --------
                                                                               (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Electricity and steam sales..................    $53,000    $90,295    $127,799    $199,464    $237,277    $ 96,326    $178,798
  Service contract revenue.....................     16,896      7,221       7,153       6,455      10,177       3,529       8,529
  Income (loss) from unconsolidated investments
    in power projects..........................         19     (2,754)     (2,854)      6,537      15,819       4,164       6,853
  Interest income on loans to power projects...         --         --          --       2,098      13,048       2,956       2,562
                                                   -------    -------    --------    --------    --------    --------    --------
        Total revenue..........................     69,915     94,762     132,098     214,554     276,321     106,975     196,742
Cost of revenue................................     42,501     52,845      77,388     129,200     153,308      67,795     136,125
                                                   -------    -------    --------    --------    --------    --------    --------
Gross profit...................................     27,414     41,917      54,710      85,354     123,013      39,180      60,617
Project development expenses...................      1,280      1,784       3,087       3,867       7,537       3,947       3,119
General and administrative expenses............      5,080      7,323       8,937      14,696      18,289       8,584      11,043
Provision for write-off of project development
  costs(1).....................................         --      1,038          --          --          --          --          --
                                                   -------    -------    --------    --------    --------    --------    --------
Income from operations.........................     21,054     31,772      42,686      66,791      97,187      26,649      46,455
Interest expense...............................     13,825     23,886      32,154      45,294      61,466      26,145      40,790
Other income, net..............................     (1,133)    (1,988)     (1,895)     (6,259)    (17,438)     (7,893)     (6,599)
                                                   -------    -------    --------    --------    --------    --------    --------
  Income before provision for income taxes,
    cumulative effect of change in accounting
    principle and extraordinary charge.........      8,362      9,874      12,427      27,756      53,159       8,397      12,264
Provision for income taxes.....................      4,195      3,853       5,049       9,064      18,460       3,037       3,393
                                                   -------    -------    --------    --------    --------    --------    --------
  Income before cumulative effect of change in
    accounting principle and extraordinary
    charge.....................................      4,167      6,021       7,378      18,692      34,699       5,360       8,871
Cumulative effect of adoption of SFAS No.
  109..........................................       (413)        --          --          --          --          --          --
Extraordinary charge for retirement of debt,
  net of tax benefit of $207...................         --         --          --          --          --          --         302
                                                   -------    -------    --------    --------    --------    --------    --------
  Net income...................................    $ 3,754    $ 6,021    $  7,378    $ 18,692    $ 34,699    $  5,360    $  8,569
                                                   =======    =======    ========    ========    ========    ========    ========
OTHER FINANCIAL DATA AND RATIOS:
Depreciation and amortization..................    $12,540    $21,580    $ 26,896    $ 40,551    $ 48,935    $ 23,548    $ 32,104
EBITDA(2)......................................    $42,370    $53,707    $ 69,515    $117,379    $172,615    $ 62,697    $ 93,374
EBITDA to Consolidated Interest Expense(3).....       2.98x      2.23x       2.11x       2.41x       2.60x       2.19x       2.16x
Total debt to EBITDA...........................       6.24x      6.23x       5.87x       5.12x       4.96x         --          --
Ratio of earnings to fixed charges(4)..........       2.09x      1.52x       1.46x       1.45x       1.64x       1.30x       1.17x

                                                                        AS OF DECEMBER 31,
                                                   ------------------------------------------------------------        AS OF
                                                     1993        1994        1995         1996          1997       JUNE 30, 1998
                                                   --------    --------    --------    ----------    ----------    --------------
                                                                               (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents........................  $  6,166    $ 22,527    $ 21,810    $   95,970    $   48,513      $  100,359
Property, plant and equipment, net...............   251,070     335,453     447,751       648,208       719,721       1,136,518
Investments in power projects....................    13,894      11,114       8,218        13,936       239,160         140,470
Notes receivable.................................     1,716      16,882      25,785        36,143       117,357          12,024
Total assets.....................................   302,256     421,372     554,531     1,031,397     1,380,956       1,700,251
Short-term debt..................................    17,200      27,300      85,885        37,492       112,966           9,670
Long-term line of credit.........................    52,595          --      19,851            --            --              --
Non-recourse debt................................   194,746     196,806     190,642       278,640       182,893         237,456
Notes payable....................................        --       5,296       6,348            --            --              --
Senior Notes.....................................        --     105,000     105,000       285,000       560,041         855,618
Total debt.......................................   264,541     334,402     407,726       601,132       855,900       1,102,744
Stockholders' equity.............................    13,429      18,649      25,227       203,127       239,956         249,120


---------------
(1) Represents a write-off of certain capitalized project costs.

(2) EBITDA is defined as income from operations plus depreciation, capitalized interest, other income, non-cash charges and cash received from investments in power projects, reduced by the income from unconsolidated investments in power projects. See "Description of the New Notes -- Certain Definitions." EBITDA is presented here not as a measure of operating results but rather as a measure of the Company's ability to service debt. EBITDA should not be construed as an alternative either (i) to income from operations (determined in accordance with generally accepted accounting principles) or (ii) to cash flows from operating activities (determined in accordance with generally accepted accounting principles).

(3) For purposes of calculating the EBITDA to Consolidated Interest Expense ratio, Consolidated Interest Expense is defined as total interest expense plus one-third of all operating lease obligations, dividends paid in respect of preferred stock and cash contributions to any employee stock ownership plan used to pay interest on loans incurred to purchase capital stock of the Company. See "Description of the New Notes -- Certain Definitions."

(4) Earnings are defined as income before provision for taxes, extraordinary item and cumulative effect of change in accounting principle plus cash received from investments in power projects and fixed charges reduced by the equity in income from investments in power projects and capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt issuance costs and the portion of rental expenses representative of the interest expense component.

                     PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following unaudited pro forma consolidated statement of operations for the year ended December 31, 1997, gives effect to the following transactions as if such transactions had occurred on January 1, 1997: (i) the acquisition of the Montis Niger Gas Fields on January 30, 1997 (the "Montis Niger Transaction");
(ii) the acquisition by the Company of a 50% interest in the Texas City Power Plant and the Clear Lake Power Plant on June 23, 1997 (the "Texas City/Clear Lake Transaction"); (iii) the acquisition by the Company of 50% interests in the Gordonsville Power Plant and the Auburndale Power Plant on October 9, 1997 (the "Gordonsville/Auburndale Transaction"); (iv) the sale of the $200,000,000 of 8 3/4% Senior Notes Due 2007 on July 8, 1997, and the application of the net proceeds therefrom; (v) the sale of $75,000,000 of 8 3/4% Senior Notes Due 2007 on September 10, 1997, and the application of the net proceeds therefrom; (vi) the acquisition by the Company of an 11.36% interest in the Lockport Power Plant, 50% interests in the Kennedy International Airport and Stony Brook Power Plants, a 45% interest in the Bethpage Power Plant and a 100% interest in three fuel management contracts on December 19, 1997 (the "GEI Transaction"); (vii) subsequent to the GEI Transaction, the acquisition of the remaining 55% interest in the Bethpage Power Plant on February 5, 1998 (the "Bethpage Transaction");
(viii) the acquisition by the Company of the remaining 50% interest in the Texas City Power Plant and the Clear Lake Power Plant on March 31, 1998 (the "remaining interest in the Texas City/Clear Lake Transaction") (the Montis Niger Transaction, the Texas City/Clear Lake Transaction, the Gordonsville/Auburndale Transaction, the sale of the $200,000,000 of 8 3/4% Senior Notes Due 2007, the sale of $75,000,000 of 8 3/4% Senior Notes Due 2007, the GEI Transaction, the Bethpage Transaction and the remaining interest in the Texas City/Clear Lake Transaction being collectively referred to as the "Transactions"); (ix) the sale of $300,000,000 of Old Notes on March 31, 1998, and the application of the net proceeds therefrom; and (x) the sale of $100,000,000 of Old Notes on July 24, 1998 and the application of the net proceeds therefrom.


     The following unaudited pro forma consolidated statement of operations for the six months ended June 30, 1998 gives effect to the following transactions as if such transactions had occurred on January 1, 1998: (i) the Bethpage Transaction; (ii) the remaining interest in the Texas City/Clear Lake Transaction; (iii) the sale of $300,000,000 of Old Notes on March 31, 1998 and the application of the net proceeds therefrom; and (iv) the sale of $100,000,000 of Old Notes on July 24, 1998 and the application of the net proceeds therefrom.



     The following unaudited pro forma consolidated balance sheet as of June 30, 1998 gives effect to the sale of the Old Notes on July 24, 1998 and the application of the net proceeds therefrom as if such transactions had occurred on June 30, 1998.


     The pro forma consolidated financial data and accompanying notes should be read in conjunction with the consolidated financial statements and related notes thereto appearing elsewhere in this Prospectus. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable and are described in the notes accompanying the pro forma consolidated financial data. The pro forma consolidated financial data are presented for informational purposes only and do not purport to represent what the Company's results of operations or financial position would actually have been had such transactions in fact occurred at such dates, or to project the Company's results of operations or financial position at any future date or for any future period. In the opinion of management, all adjustments necessary to present fairly such pro forma consolidated financial data have been made.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                                               YEAR ENDED DECEMBER 31, 1997
                                     ------------------------------------------------

                                                                      ADJUSTMENTS FOR
                                                                        THE SALE OF
                                                  ADJUSTMENTS FOR      $300 MILLION
                                      ACTUAL    THE TRANSACTIONS(1)    OF OLD NOTES
                                      ------    -------------------   ---------------
                                     (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Electricity and steam sales......  $237,277        $328,268            $     --
  Service contract revenue from
    related parties................    10,177           6,468                  --
  Income from unconsolidated
    investments in power
    projects.......................    15,819           1,914                  --
  Interest income on loans to power
    projects.......................    13,048          (6,135)                 --
                                     --------        --------            --------
        Total revenue..............   276,321         330,515                  --
                                     --------        --------            --------
Cost of revenue:
  Plant operating expenses.........    72,366         230,868                  --
  Depreciation.....................    47,501          32,263                  --
  Production royalties.............    10,803              --                  --
  Operating lease expenses.........    14,031              --                  --
  Service contract expenses........     8,607          (2,215)                 --
                                     --------        --------            --------
        Total cost of revenue......   153,308         260,916                  --
                                     --------        --------            --------
Gross profit.......................   123,013          69,599                  --
Project development expenses.......     7,537              --                  --
General and administrative
  expenses.........................    18,289               9                  --
                                     --------        --------            --------
  Income from operations...........    97,187          69,590                  --
Interest expense...................    61,466          11,038              15,942(2)
Other income, net..................   (17,438)         (1,697)                 --
                                     --------        --------            --------
  Income before provision for
    income taxes...................    53,159          60,249             (15,942)
Provision for income taxes.........    18,460          22,942              (6,496)
                                     --------        --------            --------
    Net income.....................  $ 34,699        $ 37,307            $ (9,446)
                                     ========        ========            ========
Basic earnings per common share:
  Weighted average shares of common
    stock outstanding..............    19,946
  Basic earnings per common
    share..........................  $   1.74
Diluted earnings per common share:
  Weighted average shares of common
    stock outstanding..............    21,016
  Diluted earnings per common
    share..........................  $   1.65

OTHER OPERATING DATA AND FINANCIAL
  RATIOS:
Depreciation and amortization......  $ 48,935
EBITDA.............................  $172,615
EBITDA to Consolidated Interest
  Expense..........................     2.60x
Total debt to EBITDA...............     4.96x
Ratio of earnings to fixed
  charges..........................     1.64x

                                                  YEAR ENDED DECEMBER 31, 1997
                                     ------------------------------------------------------
                                      PRO FORMA FOR                       PRO FORMA FOR THE
                                     THE TRANSACTIONS   ADJUSTMENTS FOR   TRANSACTIONS AND
                                     AND THE SALE OF      THE SALE OF     THE SALE OF $400
                                       $300 MILLION      $100 MILLION          MILLION
                                       OF OLD NOTES      OF OLD NOTES       OF OLD NOTES
                                     ----------------   ---------------   -----------------
                                      (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Electricity and steam sales......      $565,545           $    --           $565,545
  Service contract revenue from
    related parties................        16,645                --             16,645
  Income from unconsolidated
    investments in power
    projects.......................        17,733                --             17,733
  Interest income on loans to power
    projects.......................         6,913                --              6,913
                                         --------           -------           --------
        Total revenue..............       606,836                --            606,836
                                         --------           -------           --------
Cost of revenue:
  Plant operating expenses.........       303,234                --            303,234
  Depreciation.....................        79,764                --             79,764
  Production royalties.............        10,803                --             10,803
  Operating lease expenses.........        14,031                --             14,031
  Service contract expenses........         6,392                --              6,392
                                         --------           -------           --------
        Total cost of revenue......       414,224                --            414,224
                                         --------           -------           --------
Gross profit.......................       192,612                --            192,612
Project development expenses.......         7,537                --              7,537
General and administrative
  expenses.........................        18,298                --             18,298
                                         --------           -------           --------
  Income from operations...........       166,777                --            166,777
Interest expense...................        88,446             7,976(3)          96,422
Other income, net..................       (19,135)               --            (19,135)
                                         --------           -------           --------
  Income before provision for
    income taxes...................        97,466            (7,976)            89,490
Provision for income taxes.........        34,906            (3,250)            31,656
                                         --------           -------           --------
    Net income.....................      $ 62,560           $(4,726)          $ 57,834
                                         ========           =======           ========
Basic earnings per common share:
  Weighted average shares of common
    stock outstanding..............        19,946                               19,946
  Basic earnings per common
    share..........................      $   3.14                             $   2.90
Diluted earnings per common share:
  Weighted average shares of common
    stock outstanding..............        21,016                               21,016
  Diluted earnings per common
    share..........................      $   2.98                             $   2.75
OTHER OPERATING DATA AND FINANCIAL
  RATIOS:
Depreciation and amortization......      $ 81,199                             $ 81,199
EBITDA.............................      $280,806                             $280,806
EBITDA to Consolidated Interest
  Expense..........................         3.00x                                2.77x
Total debt to EBITDA...............         3.75x                                4.10x
Ratio of earnings to fixed
  charges..........................         1.98x                                1.83x

          See Notes to Pro Forma Consolidated Statement of Operations.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS


                                                                 SIX MONTHS ENDED JUNE 30, 1998
                               --------------------------------------------------------------------------------------------------
                                                                               PRO FORMA FOR                       PRO FORMA FOR
                                                                               THE BETHPAGE                        THE BETHPAGE
                                                                              AND TEXAS CITY/                     AND TEXAS CITY/
                                          ADJUSTMENTS FOR                       CLEAR LAKE                          CLEAR LAKE
                                           THE BETHPAGE     ADJUSTMENTS FOR    TRANSACTIONS     ADJUSTMENTS FOR    TRANSACTIONS
                                          AND TEXAS CITY/     THE SALE OF     AND THE SALE OF     THE SALE OF     AND THE SALE OF
                                            CLEAR LAKE       $300 MILLION      $300 MILLION      $100 MILLION      $400 MILLION
                                ACTUAL    TRANSACTIONS(4)    OF OLD NOTES      OF OLD NOTES      OF OLD NOTES      OF OLD NOTES
                               --------   ---------------   ---------------   ---------------   ---------------   ---------------
                                                        (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Electricity and steam
    sales....................  $178,798       $74,163           $    --          $252,961          $     --          $252,961
  Service contract revenue
    from related parties.....     8,529        (1,613)               --             6,916                --             6,916
  Income (loss) from
    unconsolidated
    investments in power
    projects.................     6,853        (1,765)               --             5,088                --             5,088
  Interest income on loans to
    power projects...........     2,562        (2,562)               --                --                --                --
                               --------       -------           -------          --------          --------          --------
        Total revenue........   196,742        68,223                --           264,965                --           264,965
                               --------       -------           -------          --------          --------          --------
Cost of revenue:
  Plant operating expenses...    86,673        48,764                --           135,437                --           135,437
  Depreciation...............    30,811         7,891                --            38,702                --            38,702
  Production royalties.......     5,237            --                --             5,237                --             5,237
  Operating lease expenses...     6,616        (1,277)               --             5,339                --             5,339
  Service contract
    expenses.................     6,788            --                --             6,788                --             6,788
                               --------       -------           -------          --------          --------          --------
        Total cost of
          revenue............   136,125        55,378                --           191,503                --           191,503
                               --------       -------           -------          --------          --------          --------
Gross profit.................    60,617        12,845                --            73,462                --            73,462
Project development
  expenses...................     3,119            --                --             3,119                --             3,119
General and administrative
  expenses...................    11,043           (27)               --            11,016                --            11,016
                               --------       -------           -------          --------          --------          --------
  Income from operations.....    46,455        12,872                --            59,327                --            59,327
Interest expense.............    40,790           304             3,518(5)         44,612             3,989(6)         48,601
Other income, net............    (6,599)         (146)               --            (6,745)               --            (6,745)
                               --------       -------           -------          --------          --------          --------
  Income before provision for
    income taxes.............    12,264        12,714            (3,518)           21,460            (3,989)           17,471
Provision for income taxes...     3,393         4,817            (1,434)            6,776            (1,626)            5,150
                               --------       -------           -------          --------          --------          --------
Income before extraordinary
  charge.....................     8,871         7,897            (2,084)           14,684            (2,363)           12,321
Extraordinary charge for
  retirement of debt, net of
  tax benefit of $207........       302            --                --               302                --               302
                               --------       -------           -------          --------          --------          --------
    Net income...............  $  8,569       $ 7,897           $(2,084)         $ 14,382          $ (2,363)         $ 12,019
                               ========       =======           =======          ========          ========          ========
Basic earnings per common
  share:
  Weighted average shares of
  common stock outstanding...    20,056                                            20,056                              20,056
  Income before extraordinary
    charge...................  $   0.44                                          $   0.73                            $   0.61
  Extraordinary charge.......  $  (0.01)                                         $  (0.01)                           $  (0.01)
  Net income.................  $   0.43                                          $   0.72                            $   0.60

Diluted earnings per common
  share:
  Weighted average shares of
  common stock outstanding...    21,050                                            21,050                              21,050
  Income before extraordinary
    charge...................  $   0.42                                          $   0.69                            $   0.58
  Extraordinary charge.......  $  (0.01)                                         $  (0.01)                           $  (0.01)
  Net income.................  $   0.41                                          $   0.68                            $   0.57

OTHER OPERATING DATA AND
  FINANCIAL RATIOS:
  Depreciation and
    amortization.............  $ 32,104                                          $ 39,995                            $ 39,995
  EBITDA.....................  $ 93,374                                          $116,118                            $116,118
  EBITDA to Consolidated
    Interest Expense.........      2.16x                                             2.47x                               2.28x
  Ratio of earnings to fixed
    charges..................      1.17x                                             1.36x                               1.27x


          See Notes to Pro Forma Consolidated Statement of Operations.

            NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(1) Represents the pro forma results of operations for the facilities involved in the Transactions for the periods during which the facilities were not owned by the Company during 1997, and for the 8 3/4% Senior Notes Due 2007, as if the Transactions had been completed on January 1, 1997, including (i) the Montis Niger Gas Fields through January 30, 1997; (ii) the 100% interest in the Texas City and Clear Lake Power Plants through December 31, 1997;
    (iii) the Gordonsville and Auburndale Power Plants through October 9, 1997;
    (iv) the sale of the $200,000,000 of 8 3/4% Senior Notes Due 2007 through July 9, 1997; (v) the sale of the $75,000,000 of 8 3/4% Senior Notes Due 2007 through September 10, 1997; (vi) the GEI Transaction through December 19, 1997; and (vii) the Bethpage Transaction through December 31, 1997.

(2) Reflects $23.6 million of interest expense related to the sale of the $300,000,000 of Old Notes Due 2008, $650,000 of amortization expense for the transaction costs and original issue discount, reduced by $3.0 million of interest expense as a result of the expected repayment, with a portion of the net proceeds of the sale of $300,000,000 of Old Notes, of the $37.4 million non-recourse project financing related to the Bethpage Power Plant and $5.4 million of interest expense as a result of the expected repayment, with a portion of the net proceeds of the sale of $300,000,000 of Old Notes, of the $103.4 million of non-recourse project financing related to the Texas City and Clear Lake Power Plants.

(3) Reflects $7.9 million of interest expense related to the sale of $100,000,000 of Old Notes in July 1998 and $101,000 of amortization expense for the transaction costs, original issue discount and the gain on interest rate contracts.


(4) Represents the pro forma results of operations for the Bethpage Transaction for the period of January 1, 1998 through February 5, 1998 and for the 100% interest in the Texas City and Clear Lake Power Plants for the period of January 1, 1998 through March 31, 1998.


(5) Reflects $5.9 million of interest expense related to the sale of the $300,000,000 of Old Notes, $162,000 of amortization expense for the transaction costs and original issue discount, reduced by $304,000 of interest expense as a result of the repayment of the $37.4 million of non-recourse project financing related to the Bethpage Power Plant and $2.2 million of interest expense as a result of the repayment of the $103.4 million of non-recourse project financing related to the Texas City and Clear Lake Power Plants.


(6) Reflects $3.9 million of interest expense related to the sale of $100,000,000 of Old Notes and $51,000 of amortization expense for the transaction costs, original issue discount and the gain on interest rate contracts.

                      PRO FORMA CONSOLIDATED BALANCE SHEET


                                                                           AS OF JUNE 30, 1998
                                                              ---------------------------------------------
                                                                           ADJUSTMENTS FOR    PRO FORMA FOR
                                                                             THE SALE OF       THE SALE OF
                                                                            $100 MILLION      $100 MILLION
                                                                ACTUAL      OF OLD NOTES      OF OLD NOTES
                                                              ----------   ---------------    -------------
                                                                             (IN THOUSANDS)
                                                  ASSETS

Current assets:
  Cash and cash equivalents.................................  $  100,359      $ 49,410(1)      $  149,769
  Accounts receivable from others...........................      97,211            --             97,211
  Accounts receivable from related parties..................       3,305            --              3,305
  Collateral securities, current portion....................       1,828            --              1,828
  Prepaid operating lease, current portion..................      13,652            --             13,652
  Other current assets......................................      25,445            --             25,445
                                                              ----------      --------         ----------
         Total current assets...............................     241,800        49,410            291,210
Property, plant & equipment, net............................   1,136,518            --          1,136,518
Investments in power projects...............................     140,470            --            140,470
Project development costs...................................      11,754            --             11,754
Collateral securities, net of current portion...............      87,042            --             87,042
Notes receivable from related parties.......................      12,024            --             12,024
Restricted cash.............................................      15,775            --             15,775
Deferred financing costs....................................      23,494            --             23,494
Other assets................................................      31,374            90(2)          31,464
                                                              ----------      --------         ----------
         Total assets.......................................  $1,700,251      $ 49,500         $1,749,751
                                                              ==========      ========         ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of non-recourse project financing.........  $    9,670      $     --         $    9,670
  Accounts payable..........................................      33,022            --             33,022
  Accrued payroll and related expenses......................       4,181            --              4,181
  Accrued interest payable..................................      23,565         2,494(3)          26,059
  Accrued maintenance reserve...............................      10,139            --             10,139
  Other current liabilities.................................      15,896            --             15,896
                                                              ----------      --------         ----------
         Total current liabilities..........................      96,473         2,494             98,967
Non-recourse project financing, net of current portion......     237,456       (52,074)(4)        185,382
Senior Notes................................................     855,618        99,080(5)         954,698
Deferred income taxes, net..................................     169,191            --            169,191
Deferred lease incentive....................................      69,598            --             69,598
Other liabilities...........................................      22,795            --             22,795
                                                              ----------      --------         ----------
         Total liabilities..................................   1,451,131        49,500          1,500,631
                                                              ----------      --------         ----------
Stockholders' equity:
  Common stock..............................................          20            --                 20
  Additional paid-in capital................................     168,137            --            168,137
  Retained earnings.........................................      80,963            --             80,963
                                                              ----------      --------         ----------
         Total stockholders' equity.........................     249,120            --            249,120
                                                              ----------      --------         ----------
         Total liabilities and stockholders' equity.........  $1,700,251      $ 49,500         $1,749,751
                                                              ==========      ========         ==========


               See Notes to Pro Forma Consolidated Balance Sheet.

                 NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET

 (1) Reflects the cash balance after the application of the net proceeds from the sale of $100,000,000 of the Old Notes. See "Use of Proceeds."

 (2) Represents the estimated transaction costs less the gain on the interest rate contracts associated with the sale of $100,000,000 of Old Notes that are capitalized and will be amortized over the ten-year life of the Old Notes.

 (3) Represents accrued interest related to the sale of $100,000,000 of Old
Notes.

 (4) Represents the long-term portion of the non-recourse project financing associated with the Pasadena 1 Power Plant that the Company currently expects to repay in full with a portion of the net proceeds from the sale of $100,000,000 of Old Notes.

 (5) Reflects the sale of $100,000,000 of Old Notes less original issue discount.

                            DESCRIPTION OF NEW NOTES

GENERAL

     The New Notes will be issued under an Indenture (the "Indenture") dated as of March 31, 1998, among the Company and The Bank of New York, as trustee (the "Trustee"), in exchange for the Old Notes. No New Notes are currently outstanding. The terms of the New Notes will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The New Notes will be subject to all such terms, and holders of Senior Notes are referred to the Indenture and the Trust Indenture Act for a statement of such terms. A copy of the proposed form of the Indenture is available upon request made to the Company.

     The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein.

     The Company has no sinking fund or mandatory redemption obligations with respect to the Senior Notes.

     The Company is subject to the informational reporting requirements of Sections 13 and 15(d) under the Exchange Act and, in accordance therewith, will file certain reports and other information with the Commission. See "Additional Information." In addition, if Sections 13 and 15(d) cease to apply to the Company, the Company will covenant in the Indenture to file such reports and information with the Trustee and the Commission, and mail such reports and information to holders of the Senior Notes at their registered addresses, for so long as any Senior Notes remain outstanding.

     The Company conducts substantially all of its operations through its subsidiaries. Creditors of its subsidiaries, including trade creditors, would have a claim on the subsidiaries' assets that would be prior to the claims of the holders of the Senior Notes. See "Risk Factors -- Risks Related to Holding Company Structure."

TERMS OF THE SENIOR NOTES

     The Old Notes were issued under the Indenture. The Senior Notes will mature on April 1, 2008. The Senior Notes are limited to $400,000,000 in aggregate principal amount and are issued in fully registered form in denominations of $1,000 and any amount which is an integral amount multiple of $1,000 in excess thereof.

     Interest at the annual rate of 7 7/8% is payable semi-annually on April 1 and October 2 of each year while the Senior Notes are outstanding, commencing on October 1, 1998 (each, an "Interest Payment Date"), to holders of record at the close of business on the preceding March 15 and September 15, respectively, and unless other arrangements are made, will be paid by check mailed to such holders at their registered addresses, as shown on the Senior Note register. Interest will be computed on the basis of a 360-day year of twelve months of 30 days each. Interest began to accrue on March 31, 1998. The interest rate on the Senior Notes will be increased by one-half of one percent per annum if the Exchange Offer is not consummated, or a registration statement with respect to the resale of the Senior Notes is not declared effective, by September 27, 1998.

     Payments of principal of, and premium (if any) on the Senior Notes will be made against presentation of the Senior Notes at or after the due date for such payments, at an office maintained by the Trustee for such purpose at The Bank of New York, 101 Barclay Street, New York, New York 10286, and the Senior Notes may be presented for registration of transfer and exchange without service charge, at such office during normal business hours on any day on which banks in the Borough of Manhattan, in the City of New York, are open for business.

REDEMPTION

     The Notes are not subject to redemption prior to maturity.

RANKING


     The Indebtedness evidenced by the Senior Notes constitutes Senior Indebtedness of the Company and will rank pari passu in right of payment with all existing and future Senior Indebtedness of the Company, including, without limitation, all obligations under the Bank Credit Agreement (as defined herein), the Working Capital Credit Agreement (as defined herein), the 8 3/4% Senior Notes, the 9 1/4% Senior Notes, and the 10 1/2% Senior Notes. At June 30, 1998, on a pro forma basis after giving effect to the Bethpage and Texas City/Clear Lake Transactions and the sale of the Old Notes and the application of the net proceeds therefrom, the Company would have had outstanding approximately $954.7 million of Senior Indebtedness. The Company conducts substantially all of its operations through its subsidiaries. Creditors of its subsidiaries, including trade creditors, would have a claim on the subsidiaries' assets that would be prior to the claims of the holders of the Notes. At June 30, 1998, on a pro forma basis, after giving effect to the Bethpage and Texas City/Clear Lake Transactions and the sale of the Old Notes and the application of the net proceeds therefrom, the Company's subsidiaries would have had $195.1 million of outstanding indebtedness. See "Risk Factors -- Risks Related to Holding Company Structure."


CERTAIN DEFINITIONS

     Set forth below is a summary of certain defined terms used in the Indentures.

     "Acquired Indebtedness" means Indebtedness of a Person existing at the time at which such Person became a Subsidiary and not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary. Acquired Indebtedness shall be deemed to be Incurred on the date the acquired Person becomes a Subsidiary.

     "Additional Assets" means (i) any property or assets related to the Line of Business which will be owned and used by the Company or a Restricted Subsidiary;
(ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary or (iii) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary.

     "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the provisions described under "-- Covenants -- Transactions with Affiliates" and "-- Sales of Assets" only, "Affiliate" shall also mean any beneficial owner of 5% or more of the total Voting Shares (on a Fully Diluted Basis) of the Company or of rights or warrants to purchase such stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof. For purposes of the provision described under "-- Covenants -- Limitation on Restricted Payments" only, "Affiliate" shall also mean any Person of which the Company owns 5% or more of any class of Capital Stock or rights to acquire 5% or more or any class of Capital Stock and any Person who would be an Affiliate of any such Person pursuant to the first sentence hereof.

     "Asset Sale" means any sale, transfer or other disposition (including by way of merger, consolidation or sale leaseback transactions, but excluding (except as provided for in the provisions described in the last paragraph under "-- Covenants -- Sales of Assets") those permitted by the provisions described under "-- Covenants -- Merger and Consolidation" and "-- Covenants -- Limitation on Sale/Leaseback Transactions") in one or a series of transactions by the Company or any Restricted Subsidiary to any Person other than the Company or any Wholly Owned Subsidiary, of (i) all or any of the Capital Stock of the Company or any Restricted Subsidiary, (ii) all or substantially all of the assets of any operating unit, Facility, division or line of business of the Company or any Restricted Subsidiary or (iii) any other property or assets or rights to acquire property or assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary.

     "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Senior Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

     "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of (A) the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or scheduled redemption or similar payment with respect to such Indebtedness or Preferred Stock multiplied by (B) the amount of such payment by (ii) the sum of all such payments.

     "Bank Credit Agreement" means the Credit Agreement dated September 25, 1996, between the Company and The Bank of Nova Scotia, as amended, refinanced, replaced, renewed or extended from time to time.

     "Board of Directors" means the Board of Directors of the Company or any authorized committee thereof.

     "Business Day" means each day which is not a Legal Holiday.

     "Capital Stock" means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation or any and all equivalent ownership interests in a Person (other than a corporation).

     "Capitalized Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person; the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty; and "Capitalized Lease Obligations" means the rental obligations, as aforesaid, under such lease.

     "Change of Control" means the occurrence of any of the following events:
(i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than an underwriter engaged in a firm commitment underwriting on behalf of the Company, is or becomes the beneficial owner (as such term is used in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (i) a person shall be deemed to have beneficial ownership of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 40% of the total Voting Shares of the Company; (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination for election by the stockholders was approved by a vote of 66 2/3% of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office; (iii) all or substantially all of the Company's and its Restricted Subsidiaries' assets are sold, leased, exchanged or otherwise transferred to any Person or group of Persons acting in concert; or (iv) the Company is liquidated or dissolved or adopts a plan of liquidation.

     "Change of Control Triggering Event" means (A) if a Rating Agency maintains a rating of the Senior Notes at the time a Change of Control occurs, the occurrence of a Change of Control and the occurrence of a Rating Decline or (B) if no Rating Agency maintains a rating of the Notes at the time a Change of Control occurs, the occurrence of a Change of Control.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Company" means the party named as such in the Indenture until a successor replaces it pursuant to the terms and conditions of the Indenture and thereafter means the successor.

     "Consolidated Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters to (ii) the Consolidated Interest Expense (excluding interest capitalized in connection with the construction of a new Facility which interest is capitalized during the construction of such Facility) for such four fiscal quarters; provided, however, that if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, both EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to (x) such new Indebtedness as if such Indebtedness had been Incurred on the first day of such period and (y) the repayment, redemption, repurchase, defeasance or discharge of any Indebtedness repaid, redeemed, repurchased, defeased or discharged with the proceeds of such new Indebtedness as if such repayment, redemption, repurchase, defeasance or discharge had been made on the first day of such period; provided, further, that if within the period during which EBITDA or Consolidated Interest Expense is measured, the Company or any of its Restricted Subsidiaries shall have made any Asset Sales, (x) the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets or Capital Stock which are the subject of such Asset Sales for such period, or increased by an amount equal to the EBITDA (if negative), directly attributable thereto for such period and (y) the Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness for which neither Company nor any Restricted Subsidiary shall continue to be liable as a result of any such Asset Sale or repaid, redeemed, defeased, discharged or otherwise retired in connection with or with the proceeds of the assets or Capital Stock which are the subject of such Asset Sales for such period; and provided, further, that if the Company or any Restricted Subsidiary shall have made any acquisition of assets or Capital Stock (occurring by merger or otherwise) since the beginning of such period (including any acquisition of assets or Capital Stock occurring in connection with a transaction causing a calculation to be made hereunder) the EBITDA and Consolidated Interest Expense for such period shall be calculated, after giving pro forma effect thereto (and without regard to clause (iv) of the proviso to the definition of "Consolidated Net Income"), as if such acquisition of assets or Capital Stock took place on the first day of such period. For all purposes of this definition, if the date of determination occurs prior to the completion of the first four full fiscal quarters following the Issue Date, then "EBITDA" and "Consolidated Interest Expense" shall be calculated after giving effect on a pro forma basis to the Offering as if the Offering occurred on the first day of the four full fiscal quarters that were completed preceding such date of determination.

     "Consolidated Current Liabilities," as of the date of determination, means the aggregate amount of liabilities of the Company and its Consolidated Restricted Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated), after eliminating (i) all inter-company items between the Company and any Consolidated Subsidiary and (ii) all current maturities of long-term Indebtedness, all as determined in accordance with GAAP.

     "Consolidated Income Tax Expense" means, for any period, as applied to the Company, the provision for local, state, federal or foreign income taxes on a Consolidated basis for such period determined in accordance with GAAP.

     "Consolidated Interest Expense" means, for any period, as applied to the Company, the sum of (a) the total interest expense of the Company and its Consolidated Restricted Subsidiaries for such period as determined in accordance with GAAP, including, without limitation, (i) amortization of debt issuance costs or of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting, (ii) accrued interest, (iii) noncash interest payments, (iv) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (v) interest actually paid by the Company or any such Subsidiary under any guarantee of Indebtedness or other obligation of any other Person and (vi) net costs associated with Interest Rate Agreements (including amortization of discounts) and Currency Agreements, plus (b) all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued, or scheduled to be paid or accrued by the Company or its Consolidated Restricted Subsidiaries, plus (c) one-third of all Operating Lease Obligations paid, accrued and/or scheduled to be paid by the Company and its Consolidated Restricted Subsidiaries, plus (d) capitalized interest, plus (e) dividends paid in respect of Preferred Stock of the Company or any Restricted Subsidiary held by Persons other than the Company or a Wholly Owned Subsidiary, plus (f) cash contributions to any employee stock ownership plan to the extent such contributions are used by such employee stock ownership plan to pay interest or fees to any person (other than the Company or a Restricted Subsidiary) in connection with loans incurred by such employee stock ownership plan to purchase Capital Stock of the Company.

     "Consolidated Net Income (Loss)" means, for any period, as applied to the Company, the Consolidated net income (loss) of the Company and its Consolidated Restricted Subsidiaries for such period, determined in accordance with GAAP, adjusted by excluding (without duplication), to the extent included in such net income (loss), the following: (i) all extraordinary gains or losses; (ii) any net income of any Person if such Person is not a Domestic Subsidiary, except that (A) the Company's equity in the net income of any such Person for such period shall be included in Consolidated Net Income (Loss) up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution and (B) the equity of the Company or a Restricted Subsidiary in a net loss of any such Person for such period shall be included in determining Consolidated Net Income
(Loss); (iii) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such income is not at the time thereof permitted, directly or indirectly, by operation of the terms of its charter or bylaws or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary or its stockholders; (iv) any net income (or loss) of any Person combined with the Company or any of its Restricted Subsidiaries on a "pooling of interests" basis attributable to any period prior to the date of such combination; (v) any gain (but not loss) realized upon the sale or other disposition of any property, plant or equipment of the Company or its Restricted Subsidiaries (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain (but not loss) realized upon the sale or other disposition by the Company or any Restricted Subsidiary of any Capital Stock of any Person, provided that losses shall be included on an after-tax basis; and (vi) the cumulative effect of a change in accounting principles; and further adjusted by subtracting from such net income the tax liability of any parent of the Company to the extent of payments made to such parent by the Company pursuant to any tax sharing agreement or other arrangement for such period.

     "Consolidated Net Tangible Assets" means, as of any date of determination, as applied to the Company, the total amount of assets (less accumulated depreciation or amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) which would appear on a Consolidated balance sheet of the Company and its Consolidated Restricted Subsidiaries, determined on a Consolidated basis in accordance with GAAP, and after giving effect to purchase accounting and after deducting therefrom, to the extent otherwise included, the amounts of: (i) Consolidated Current Liabilities;
(ii) minority interests in Consolidated Subsidiaries held by Persons other than the Company or a Restricted Subsidiary; (iii) excess of cost over fair value of assets of businesses acquired, as determined in good faith by the Board of Directors; (iv) any revaluation or other write-up in value of assets subsequent to December 31, 1993 as a result of a change in the method of valuation in accordance with GAAP; (v) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items; (vi) treasury stock; and (vii) any cash set apart and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in Consolidated Current Liabilities.

     "Consolidated Net Worth" means, at any date of determination, as applied to the Company, stockholders' equity as set forth on the most recently available Consolidated balance sheet of the Company and its Consolidated Restricted Subsidiaries (which shall be as of a date no more than 60 days prior to the date of such computation), less any amounts attributable to Redeemable Stock or Exchangeable Stock, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of Capital Stock of the Company or any Subsidiary.

     "Consolidation" means, with respect to any Person, the consolidation of accounts of such Person and each of its subsidiaries if and to the extent the accounts of such Person and such subsidiaries are consolidated in accordance with GAAP. The term "Consolidated" shall have a correlative meaning.

     "Controlled Non-Subsidiary Investment" means any Investment of the type specified in clause (iv) of the first sentence under "-- Covenants -- Limitations on Restricted Payments" which is made by the Company or its Restricted Subsidiaries in an Affiliate other than a Subsidiary; provided that (i) at the time such Investment is made, no Default or Event of Default shall have occurred and be continuing (or would result therefrom); (ii) after giving effect to the Investment and to the Incurrence of any Indebtedness in connection therewith on a pro forma basis, the Consolidated Coverage Ratio is at least 1.75:1; (iii) after giving effect to the Investment, the aggregate Investment made by the Company and its Subsidiaries in Controlled Non-Subsidiary Investments does not exceed $100,000,000; (iv) the Person in which the Investment is made is engaged only in the business described under "-- Covenants -- Limitation on Changes in the Nature of Business" including Unrelated Businesses to the extent permitted under "-- Covenants -- Limitations on Changes in the Nature of the Business;" (v) the Company, directly or through its Restricted Subsidiaries is entitled to (A) in the case of an Investment in Capital Stock, receive dividends or other distributions on its Investment at the same time as or prior to, and on a basis pro rata with, any other holder or holders of Capital Stock of such Person and (B) in the case of an Investment other than in Capital Stock, receive interest thereon at a rate per annum not less than the rate on the Notes and, on the liquidation or dissolution of such Person, receive repayment of the principal thereof prior to the payment of any dividends or distributions on Capital Stock of such Person; (vi) the Company directly or through its Restricted Subsidiaries, either (x) controls, under an operating and management agreement or otherwise, the day to day management and operation of such Person and any Facility of the Person in which the Investment is made or (y) has significant influence over the management and operation of such Person and any Facility of such Person in all material respects (significant influence to include the right to control or veto any material act or decision) in connection with such management or operation; and (vii) any encumbrances or restrictions on the ability of the Person in which the Investment is made to make the payments, distributions, losses, advances or transfers referred to in clauses (i) through (iii) under "-- Covenants -- Limitations on Payment Restrictions Affecting Subsidiaries" in the written opinion of the President or Chief Financial Officer of the Company
(x) is required in order to obtain necessary financing, (y) is customary for such financings and (z) applies only to the assets of or revenues of the Person in whom the Investment is made.

     "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in currency values to or under which the Company or any Restricted Subsidiary is a party or a beneficiary on the Issue Date or becomes a party or beneficiary thereafter.

     "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

     "Defaulted Interest" means any interest on any Senior Note which is payable, but is not punctually paid or duly provided for on any Interest Payment Date.

     "Domestic Subsidiary" means a Restricted Subsidiary that is not a Foreign Subsidiary.

     "EBITDA" means, for any period, as applied to the Company, the sum of Consolidated Net Income (Loss) (but without giving effect to adjustments, accruals, deductions or entries resulting from purchase accounting, extraordinary losses or gains and any gains or losses from any Asset Sales), plus the following to the extent included in calculating Consolidated Net Income
(Loss): (a) Consolidated Income Tax Expense, (b) Consolidated Interest Expense,
(c) depreciation expense, (d) amortization expense and (e) all other non-cash items reducing Consolidated Net Income, less all non-cash items increasing Consolidated Net Income, in each case for such period; provided that, if the Company has any Subsidiary that is not a Wholly Owned Subsidiary, EBITDA shall be reduced (to the extent not otherwise reduced by GAAP) by an amount equal to
(A) the consolidated net income (loss) of such Subsidiary (to the extent included in Consolidated Net Income (Loss)) multiplied by (B) the quotient of
(1) the number of shares of outstanding common stock of such Subsidiary not owned on the last day of such period by the Company or any Wholly Owned Subsidiary of the Company divided by (2) the total number of shares of outstanding common stock of such Subsidiary on the last day of such period.

     "Exchangeable Stock" means any Capital Stock which by its terms is exchangeable or convertible at the option of any Person other than the Company into another security (other than Capital Stock of the Company which is neither Exchangeable Stock nor Redeemable Stock).

     "Facility" means a power generation facility or energy producing facility, including any related steam fields or gas reserves.

     "Foreign Asset Sale" means an Asset Sale in respect of the Capital Stock or assets of a Foreign Subsidiary or a Restricted Subsidiary of the type described in Section 936 of the Code to the extent that the proceeds of such Asset Sale are received by a Person subject in respect of such proceeds to the tax laws of a jurisdiction other than the United States of America or any State thereof or the District of Columbia.

     "Foreign Subsidiary" means a Restricted Subsidiary that is incorporated in a jurisdiction other than the United States of America or a State thereof or the District of Columbia.

     "Fully Diluted Basis" means after giving effect to the exercise of any outstanding options, warrants or rights to purchase Voting Shares and the conversion or exchange of any securities convertible into or exchangeable for Voting Shares.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect and, to the extent optional, adopted by the Company on the Issue Date, consistently applied, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board.

     "Guarantee" means, as applied to any obligation, contingent or otherwise, of any Person, (i) a guarantee, direct or indirect, in any manner, of any part or all of such obligation (other than by endorsement of negotiable instruments for collection in the ordinary course of business) and (ii) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to insure in any way the payment or performance (or payment of damages in the event of nonperformance) of any part or all of such obligation, including the payment of amounts drawn down under letters of credit.

     "Holder" or "Securityholder" means the Person in whose name a Senior Note is registered on the Registrar's books.

     "Incur" means, as applied to any obligation, to create, incur, issue, assume, guarantee or in any other manner become liable with respect to, contingently or otherwise, such obligation, and "Incurred," "Incurrence" and "Incurring" shall each have a correlative meaning; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes (after the Issue Date) a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; and provided, further, that any amendment, modification or waiver of any provision of any document pursuant to which Indebtedness was previously Incurred shall not be deemed to be an Incurrence of Indebtedness as long as (i) such amendment, modification or waiver does not (A) increase the principal or premium thereof or interest rate thereon, (B) change to an earlier date the Stated Maturity thereof or the date of any scheduled or required principal payment thereon or the time or circumstances under which such Indebtedness may or shall be redeemed, (C) if such Indebtedness is contractually subordinated in right of payment to the Securities, modify or affect, in any manner adverse to the Holders, such subordination, (D) if the Company is the obligor thereon, provide that a Restricted Subsidiary shall be an obligor, (E) if such Indebtedness is Non-Recourse Debt, cause such Indebtedness to no longer constitute Non-Recourse Debt or (F) violate, or cause the Indebtedness to violate, the provisions described under "-- Covenants -- Limitation on Payment Restrictions Affecting Subsidiaries" and "-- Limitation on Liens" and (ii) such Indebtedness would, after giving effect to such amendment, modification or waiver as if it were an Incurrence, comply with clause (i) of the first proviso to the definition of "Refinancing Indebtedness."

     "Indebtedness" of any Person means, without duplication, (i) the principal of and premium (if any such premium is then due and owing) in respect of (A) indebtedness of such Person for money borrowed and

(B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all Capitalized Lease Obligations of such Person; (iii) all obligations of such Person Incurred as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit); (v) Redeemable Stock of such Person and, in the case of any Subsidiary, any other Preferred Stock, in either case valued at, in the case of Redeemable Stock, the greater of its voluntary or involuntary maximum fixed repurchase price exclusive of accrued and unpaid dividends or, in the case of Preferred Stock that is not Redeemable Stock, its liquidation preference exclusive of accrued and unpaid dividends; (vi) contractual obligations to repurchase goods sold or distributed; (vii) all obligations of such Person in respect of Interest Rate Agreements and Currency Agreements; (viii) all obligations of the type referred to in clauses (i) through (vii) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee; and (ix) all obligations of the type referred to in clauses (i) through (viii) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; provided, however, that Indebtedness shall not include trade accounts payable arising in the ordinary course of business. For purposes hereof, the "maximum fixed repurchase price" of any Redeemable Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Redeemable Stock, such fair market value to be determined in good faith by the Board of Directors. The amount of Indebtedness of any Person at any date shall be, with respect to unconditional obligations, the outstanding balance at such date of all such obligations as described above and, with respect to any contingent obligations (other than pursuant to clause (vi) above, which shall be included to the extent reflected on the balance sheet of such Person in accordance with GAAP) at such date, the maximum liability determined by such Person's board of directors, in good faith, as, in light of the facts and circumstances existing at the time, reasonably likely to be Incurred upon the occurrence of the contingency giving rise to such obligation.

     "Interest Payment Date" means the stated maturity of an installment of interest on the Senior Notes.

     "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement designed to protect against fluctuations in interest rates to or under which the Company or any of its Restricted Subsidiaries is a party or beneficiary on the Issue Date or becomes a party or beneficiary thereunder.

     "Investment" means, with respect to any Person, any direct or indirect advance, loan or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any other investment in any other Person, or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or assets issued or owned by any other Person (whether by merger, consolidation, amalgamation, sale of assets or otherwise). For purposes of the definition of "Unrestricted Subsidiary" and the provisions set forth under "-- Covenants -- Limitation on Restricted Payments," (i) "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined by the Board of Directors in good faith. For purposes of determining the aggregate amount of Investments in Controlled Non-Subsidiary Investments, the amount of such Investments shall be reduced by an amount equal to the net payments of interest on Indebtedness, dividends, repayments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary from any Person in whom a Controlled Non-Subsidiary Investment has been made, not to exceed in the case of any Controlled Non-Subsidiary Investment the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person.

     "Investment Grade" means, with respect to the Senior Notes, a rating of Baa3 or higher by Moody's together with a rating of BBB- or higher by S&P, provided that neither of such entities shall have announced or informed the Company that it is reviewing the rating of the Senior Notes in light of downgrading the rating thereof.

     "Issue Date" means the date on which the Senior Notes are originally issued under the Indenture.

     "Lien" means any mortgage, lien, pledge, charge, or other security interest or encumbrance of any kind (including any conditional sale or other title retention agreement and any lease in the nature thereof).

     "Line of Business" means the ownership, acquisition, development, construction, improvement and operation of Facilities.

     "Moody's" means Moody's Investors Service, Inc. and its successors.

     "Net Available Cash" means, with respect to any Asset Sale, the cash or cash equivalent payments received by the Company or a Subsidiary in connection with such Asset Sale (including any cash received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as or when received and also including the proceeds of other property received when converted to cash or cash equivalents) net of the sum of, without duplication,
(i) all reasonable legal, title and recording tax expenses, reasonable commissions, and other reasonable fees and expenses incurred directly relating to such Asset Sale, (ii) all local, state, federal and foreign taxes required to be paid or accrued as a liability by the Company or any of its Restricted Subsidiaries as a consequence of such Asset Sale, (iii) payments made to repay Indebtedness which is secured by any assets subject to such Asset Sale in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or by applicable law, be repaid out of the proceeds from such Asset Sale and (iv) all distributions required by any contract entered into other than in contemplation of such Asset Sale to be paid to any holder of a minority equity interest in such Restricted Subsidiary as a result of such Asset Sale, so long as such distributions do not exceed such minority holder's pro rata portion (based on such minority holder's proportionate equity interest) of the cash or cash equivalent payments described above, net of the amounts set forth in clauses
(i)-(iii) above.

     "Net Cash Proceeds" means, with respect to any issuance or sale of Capital Stock by any Person, the cash proceeds to such Person of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultancy and other fees actually incurred by such Person in connection with such issuance or sale and net of taxes paid or payable by such Person as a result thereof.

     "Non-Convertible Capital Stock" means, with respect to any corporation, any Capital Stock of such corporation which is not convertible into another security other than non-convertible common stock of such corporation; provided, however, that Non-Convertible Capital Stock shall not include any Redeemable Stock or Exchangeable Stock.

     "Non-Recourse Debt" means Indebtedness of the Company or any Restricted Subsidiary that is Incurred to acquire, construct or develop a Facility provided that such Indebtedness is without recourse to the Company or any Restricted Subsidiary or to any assets of the Company or any such Restricted Subsidiary other than such Facility and the income from and proceeds of such Facility.

     "Offering" means the public offering and sale of the Senior Notes.

     "Officers' Certificate" means a certificate signed by two officers, one of whom must be the President, the Treasurer or a Vice President of the Company. Each Officers' Certificate (other than certificates provided pursuant to TIA
Section 314(a)(4)) shall include the statements provided for in TIA Section 314(e).

     "Operating Lease Obligations" means any obligation of the Company and its Restricted Subsidiaries on a Consolidated basis incurred or assumed under or in connection with any lease of real or personal property which, in accordance with GAAP, is not required to be classified and accounted for as a capital lease.

     "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel, if so acceptable, may be an employee of or counsel to the Company or the Trustee. Each such Opinion of Counsel shall include the statements provided for in TIA Section 314(e).

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Preferred Stock," as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

     "Principal" of a Senior Note means the principal of the Senior Note plus, if applicable, the premium on the Senior Note.

     "Public Equity Offering" means an underwritten primary public offering of equity securities of the Company pursuant to an effective registration statement under the Securities Act.

     "PUHCA" means the Public Utility Holding Company Act of 1935, as amended.

     "PURPA" means the Public Utility Regulatory Policies Act of 1978, as amended.

     "Rating Agencies" is defined to mean S&P and Moody's.

     "Rating Category" is defined to mean (i) with respect to S&P, any of the following categories: AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories) and (ii) with respect to Moody's, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories). In determining whether the rating of the Notes has decreased by one or more gradations, gradations within Rating Categories (+ and - for S&P; 1, 2 and 3 for Moody's) shall be taken into account (e.g., with respect to S&P, a decline in a rating from BB+ to BB, as well as from BB- to B+, will constitute a decrease of one gradation).

     "Rating Decline" is defined to mean the occurrence of (i) or (ii) below on, or within 90 days after, the earliest of (A) the Company having become aware that a Change of Control has occurred, (B) the date of public notice of the occurrence of a Change of Control or (C) the date of public notice of the intention by the Company to approve, recommend or enter into, any transaction which, if consummated, would result in a Change of Control (which period shall be extended so long as the rating of the Senior Notes is under publicly announced consideration or possible downgrade by either of the Rating Agencies),
(i) a decrease of the rating of the Senior Notes by either Rating Agency by one or more rating gradations or (ii) the Company shall fail to promptly advise the Rating Agencies, in writing, of such occurrence or any subsequent material developments or shall fail to use its best efforts to obtain, from at least one Rating Agency, a written, publicly announced affirmation of its rating of the Senior Notes, stating that it is not downgrading, and is not considering downgrading, the Senior Notes.

     "Redeemable Stock" means any class or series of Capital Stock of any Person that (a) by its terms, by the terms of any security into which it is convertible or exchangeable or otherwise is, or upon the happening of an event or passage of time would be, required to be redeemed (in whole or in part) on or prior to the first anniversary of the Stated Maturity of the Senior Notes, (b) is redeemable at the option of the holder thereof at any time on or prior to the first anniversary of the Stated Maturity of the Senior Notes (other than on a Change of Control or Asset Sale, provided that such Change of Control or Asset Sale shall not yet have occurred) or (c) is convertible into or exchangeable for Capital Stock referred to in clause (a) or clause (b) above or debt securities at any time prior to the first anniversary of the Stated Maturity of the Senior Notes.

     "Refinancing Indebtedness" means Indebtedness that refunds, refinances, replaces, renews, repays or extends (including pursuant to any defeasance or discharge mechanism) (collectively, "refinances," and "refinanced" shall have a correlative meaning) any Indebtedness of the Company or a Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness; provided, however, that (i) if the Indebtedness being refinanced is contractually subordinated in right of payment to the Senior Notes, the Refinancing Indebtedness shall be contractually subordinated in right of payment to the Senior Notes to at least the same extent as the Indebtedness being refinanced, (ii) if the Indebtedness being refinanced is Non-Recourse Debt, such Refinancing Indebtedness shall be Non-Recourse Debt,
(iii) the Refinancing Indebtedness is scheduled to mature either (a) no earlier than the Indebtedness being refinanced or (b) after the Stated Maturity of the Notes, (iv) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced and (v) such Refinancing Indebtedness is in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding (plus fees and expenses, including any premium, swap breakage and defeasance costs) under the Indebtedness being refinanced; and provided, further, that Refinancing Indebtedness shall not include (x) Indebtedness of a Subsidiary of the Company that refinances Indebtedness of the Company or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

     "Related Assets" means electric power plants that, on the Issue Date, produce electricity solely by utilizing steam from steam fields owned and operated by a Restricted Subsidiary that is a Wholly Owned Subsidiary on the Issue Date.

     "Related Asset Indebtedness" means Non-Recourse Debt of a Restricted Subsidiary that is a Wholly Owned Subsidiary on the Issue Date, the proceeds of which are used by such Restricted Subsidiary to finance the acquisition of Related Assets by such Restricted Subsidiary; provided, however, that (i) such Related Asset Indebtedness is Incurred contemporaneously with a Refinancing of all of the Non-Recourse Debt of such Restricted Subsidiary then outstanding and
(ii) the principal amount of such Related Asset Indebtedness shall not exceed the purchase price of the Related Assets plus reasonable out-of-pocket transaction costs and expenses of the Company and its Restricted Subsidiaries required to acquire, or finance the acquisition of, such Related Assets.

     "Restricted Subsidiary" means any Subsidiary of the Company that is not designated an Unrestricted Subsidiary by the Board of Directors.

     "S&P" means Standard and Poor's Corporation and its successors.

     "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Subsidiary transfers such property to a Person and leases it back from such Person, other than leases for a term of not more than 36 months or between the Company and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries.

     "Senior Indebtedness" means (i) all obligations consisting of the principal of and premium, if any, and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not post-filing interest is allowed in such proceeding), whether existing on the Issue Date or thereafter Incurred, in respect of (A) Indebtedness of the Company for money borrowed and
(B) Indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which the Company is responsible or liable; (ii) all Capitalized Lease Obligations of the Company; (iii) all obligations of the Company (A) for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (B) under Interest Rate Agreements and Currency Agreements entered into in respect of any obligations described in clauses (i) and (ii) or (C) issued or assumed as the deferred purchase price of property, and all conditional sale obligations of the Company and all obligations of the Company under any title retention agreement;
(iv) all guarantees of the Company with respect to obligations of other persons of the type referred to in clauses (ii) and (iii) and with respect to the payment of dividends of other Persons; and (v) all obligations of the Company consisting of modifications, renewals, extensions, replacements and refundings of any obligations described in clauses (i), (ii), (iii) or (iv); unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are subordinated in right of payment to the Notes, or any other Indebtedness or obligation of the Company; provided, however, that Senior Indebtedness shall not be deemed to include (1) any obligation of the Company to any Subsidiary, (2) any liability for Federal, state, local or other taxes or (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities).

     "Significant Subsidiary" means any Subsidiary (other than an Unrestricted Subsidiary) that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulations S-X promulgated by the SEC.

     "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency).

     "Subordinated Indebtedness" means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is contractually subordinated or junior in right of payment to the Senior Notes or any other Indebtedness of the Company.

     "Subsidiary" means, as applied to any Person, any corporation, limited or general partnership, trust, association or other business entity of which an aggregate of at least a majority of the outstanding Voting Shares or an equivalent controlling interest therein, of such Person is, at the time, directly or indirectly, owned by such Person and/or one or more Subsidiaries of such Person.

     "Unrelated Business" means any business other than the Line of Business.

     "Unrestricted Subsidiary" means (i) any Subsidiary that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary that is not a Subsidiary of the Subsidiary to be so designated; provided, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, that such designation would be permitted pursuant to the provisions under "Covenants -- Limitation on Restricted Payments." The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided, however, that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness pursuant to the first paragraph of "Covenants -- Limitation on Incurrence of Indebtedness" and (y) no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions; provided, however, that the failure to so file such resolution and/or Officers' Certificate with the Trustee shall not impair or affect the validity of such designation.

     "U.S. Government Obligations" means securities that are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case under clauses (i) or (ii) are not callable or redeemable before the maturity thereof.

     "Voting Shares," with respect to any corporation, means the Capital Stock having the general voting power under ordinary circumstances to elect at least a majority of the board of directors (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

     "Wholly Owned Subsidiary" means a Subsidiary (other than an Unrestricted Subsidiary) all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or another Wholly Owned Subsidiary.

     "Working Capital Credit Agreement" means the Line of Credit Note, dated as of June 4, 1993, between the Company and The Bank of California, N.A. as amended, refinanced, renewed or extended from time to time.

COVENANTS

     The Indenture contains covenants including, among others, the following:

     Limitation on Restricted Payments. Under the terms of the Indenture, so long as any of the Senior Notes are outstanding, the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend on or make any distribution or similar payment of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company) to the direct or indirect holders of its Capital Stock (other than dividends or distributions payable solely in its Non-Convertible Capital Stock or rights to acquire its Non-Convertible Capital Stock and dividends or distributions payable solely to the Company or a Restricted Subsidiary and other than pro rata dividends paid by a Subsidiary with respect to a series or class of its Capital Stock the majority of which is held by the Company or a Wholly Owned Subsidiary that is not a Foreign Subsidiary), (ii) purchase, redeem, defease or otherwise acquire or retire for value any Capital Stock of the Company or of any direct or indirect parent of the Company, or, with respect to the Company, exercise any option to exchange any Capital Stock that by its terms is exchangeable solely at the option of the Company (other than into Capital Stock of the Company which is neither Exchangeable Stock nor Redeemable Stock), (iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity or scheduled repayment thereof or scheduled sinking fund payment thereon, any Subordinated Indebtedness (other than the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition) or (iv) make any Investment, other than a Controlled Non-Subsidiary Investment, or a payment described in clause (vi) of the second sentence under "-- Covenants -- Transactions with Affiliates," in any Unrestricted Subsidiary or any Affiliate of the Company other than a Restricted Subsidiary or a Person which will become a Restricted Subsidiary as a result of any such Investment (each such payment described in clauses (i)-(iv) of this paragraph, a "Restricted Payment"), unless at the time of and after giving effect to the proposed Restricted Payment: (1) no Default or Event of Default shall have occurred and be continuing (or would result therefrom); (2) the Company would be permitted to Incur an additional $1 of Indebtedness pursuant to the provisions described in the first paragraph under "-- Limitation on Incurrence of Indebtedness," and (3) the aggregate amount of all such Restricted Payments subsequent to the Issue Date shall not exceed the sum of (A) 50% of aggregate Consolidated Net Income accrued during the period (treated as one accounting period) from January 1, 1994 to the end of the most recent fiscal quarter for which financial statements are available (or if such Consolidated Net Income is a deficit, minus 100% of such deficit), and minus 100% of the amount of any write-downs, write-offs, other negative reevaluations and other negative extraordinary charges not otherwise reflected in Consolidated Net Income during such period; (B) if the Senior Notes are Investment Grade immediately following the Restricted Payment in connection with which this calculation is made, an additional 25% of Consolidated Net Income for any period of one or more consecutive completed fiscal quarters ending with the last fiscal quarter completed prior to the date of such Restricted Payment during which the Senior Notes were Investment Grade for the entire period; (C) the aggregate Net Cash Proceeds received by the Company after January 1, 1994 from the sale of Capital Stock (other than Redeemable Stock or Exchangeable Stock) of the Company to any person other than the Company, any of its Subsidiaries or an employee stock ownership plan; (D) the amount by which the principal amount of, and any accrued interest on, Indebtedness of the Company or its Restricted Subsidiaries is reduced on the Company's Consolidated balance sheet upon the conversion or exchange (other than by a Subsidiary) subsequent to the Issue Date of any Indebtedness of the Company or any Restricted Subsidiary converted or exchanged for Capital Stock (other than Redeemable Stock or Exchangeable Stock) of the Company (less the amount of any cash, or the value of any other property, distributed by the Company or any Restricted Subsidiary upon such conversion or exchange); (E) an amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary from Unrestricted Subsidiaries, or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed in the case of any Unrestricted Subsidiary the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary; and (F) $15,000,000.

     The failure to satisfy the conditions set forth in clauses (2) and (3) of the first paragraph under "-- Limitation on Restricted Payments" shall not prohibit any of the following as long as the condition set forth in clause (1) of such paragraph is satisfied (except as set forth below): (i) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with the provisions described in the first paragraph under "-- Limitation on Restricted Payments;" provided, however, that, notwithstanding clause (1) of the immediately preceding paragraph, the occurrence or existence of a Default at the time of payment shall not prohibit the payment of such dividends; (ii) any purchase, redemption, defeasance, or other acquisition or retirement for value of Capital Stock or Subordinated Indebtedness of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Redeemable Stock or Exchangeable Stock and other than stock issued or sold to a Subsidiary or to an employee stock ownership plan), provided, however, that notwithstanding clause (1) of the first paragraph under "-- Limitation on Restricted Payments," the occurrence or existence of a Default or Event of Default shall not prohibit, for purposes of this Section, the making of such purchase, redemption, defeasance or other acquisition or retirement, and provided, further, such purchase, redemption, defeasance or other acquisition or retirement shall not be included in the calculation of Restricted Payments made for purposes of clause (3) of the first paragraph under "-- Limitation on Restricted Payments," and provided, further, that the Net Cash Proceeds from such sale shall be excluded from sub-clause (C) of clause (3) of the first paragraph under "-- Limitation on Restricted Payments;" (iii) any purchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Indebtedness of the Company made by exchange for, or out of the proceeds of the substantially concurrent Incurrence of for cash (other than to a Subsidiary), new Indebtedness of the Company, provided, however, that (A) such new Indebtedness shall be contractually subordinated in right of payment to the Securities at least to the same extent as the Indebtedness being so redeemed, repurchased, defeased, acquired or retired, (B) if the Indebtedness being purchased, redeemed, defeased or acquired or retired for value is Non-Recourse Debt, such new Indebtedness shall be Non-Recourse Debt, (C) such new Indebtedness has a Stated Maturity either (1) no earlier than the Stated Maturity of the Indebtedness redeemed, repurchased, defeased, acquired or retired or (2) after the Stated Maturity of the Senior Notes and (D) such Indebtedness has an Average Life equal to or greater than the Average Life of the Indebtedness redeemed, repurchased, defeased, acquired or retired, and provided, further, that such purchase, redemption, defeasance or other acquisition or retirement shall not be included in the calculation of Restricted Payments made for purposes of clause (3) of the first paragraph under "-- Limitation on Restricted Payments;" and (iv) any purchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Indebtedness upon a Change of Control or an Asset Sale to the extent required by the indenture or other agreement pursuant to which such Subordinated Indebtedness was issued, but only if the Company (A) in the case of a Change of Control, has made an offer to repurchase the Senior Notes as described under "-- Covenants -- Change of Control" or (B) in the case of an Asset Sale, has applied the Net Available Cash from such Asset Sale in accordance with the provisions described under "-- Covenants -- Sales of Assets."

     Limitation on Incurrence of Indebtedness. Under the terms of the Indenture, the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness, except that the Company may Incur Indebtedness if, after giving effect thereto, the Consolidated Coverage Ratio would be greater than 2:1.

     The foregoing provision will not limit the ability of the Company or any Restricted Subsidiary to Incur the following Indebtedness: (i) Refinancing Indebtedness (except with respect to Indebtedness referred to in clause (ii), (iii) or (iv) below); (ii) in addition to any Indebtedness otherwise permitted to be Incurred hereunder, Indebtedness of the Company at any one time outstanding in an aggregate principal amount not to exceed $25,000,000 and provided that the proceeds of such Indebtedness shall not be used for the purpose of making any Restricted Payments described in clause (i) or (ii) under "-- Limitation on Restricted Payments;" (iii) Indebtedness of the Company which is owed to and held by a Wholly Owned Subsidiary and Indebtedness of a Wholly Owned Subsidiary which is owed to and held by the Company or a Wholly Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any transfer of such Indebtedness (other than to the Company or a Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the Company or by a Wholly Owned Subsidiary, as the case may be; (iv) Indebtedness of the Company under the Bank Credit Agreement which, when taken together with the aggregate amount of Indebtedness Incurred pursuant to clause (viii) of this paragraph, is not in excess of $50,000,000, and Indebtedness of the Company under the Working Capital Credit Agreement not in excess of $25,000,000; (v) Acquired Indebtedness; provided, however, that the Company would have been able to Incur such Indebtedness at the time of the Incurrence thereof pursuant to the immediately preceding paragraph; (vi) Indebtedness of the Company or a Restricted Subsidiary outstanding on the Issue Date (other than Indebtedness referred to in clause
(iv) above and Indebtedness being repaid or retired with the proceeds of the Offering); (vii) Non-Recourse Debt of a Restricted Subsidiary (other than a Restricted Subsidiary existing on the Issue Date), the proceeds of which are used to acquire, develop, improve or construct a new Facility of such Restricted Subsidiary; (viii) guarantees by the Company of Indebtedness of Restricted Subsidiaries which, but for such guarantees, would be permitted to be Incurred pursuant to clause (vii) of this paragraph, provided that the aggregate principal amount of Indebtedness Incurred pursuant to this clause (viii), when taken together with outstanding Indebtedness Incurred under the Bank Credit Agreement pursuant to clause (iv) of this paragraph, is not in excess of $50,000,000; and (ix) Related Asset Indebtedness, provided that at the time of the Incurrence thereof, giving pro forma effect to the Incurrence thereof, Moody's and S&P shall have affirmed their respective ratings of the Senior Notes in effect prior to the Incurrence of such Related Asset Indebtedness.

     Notwithstanding the provisions of this covenant described in the first two paragraphs above, the Indenture provides that the Company shall not Incur any Indebtedness if the proceeds thereof are used, directly or indirectly, to repay, prepay, redeem, defease, retire, refund or refinance any Subordinated Indebtedness unless such repayment, prepayment, redemption, defeasance, retirement, refunding or refinancing is not prohibited under "-- Limitation on Restricted Payments" or unless such Indebtedness shall be contractually subordinated to the Senior Notes at least to the same extent as such Subordinated Indebtedness.

     Limitation on Payment Restrictions Affecting Subsidiaries. Under the terms of the Indenture, the Company shall not, and shall not permit any Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (i) pay dividends to or make any other distributions on its Capital Stock, or pay any Indebtedness or other obligations owed to the Company or any other Restricted Subsidiary, (ii) make any Investments in the Company or any other Restricted Subsidiary or (iii) transfer any of its property or assets to the Company or any other Restricted Subsidiary; provided, however, that the foregoing shall not apply to (a) any encumbrance or restriction existing pursuant to the Indenture or any other agreement or instrument as in effect or entered into on the Issue Date; (b) any encumbrance or restriction with respect to a Subsidiary pursuant to an agreement relating to any Acquired Indebtedness; provided, however, that such encumbrance or restriction was not Incurred in connection with or in contemplation of such Subsidiary becoming a Subsidiary;
(c) any encumbrance or restriction pursuant to an agreement effecting a refinancing of Indebtedness referred to in clause (a) or (b) above or contained in any amendment or modification with respect to such Indebtedness; provided, however, that the encumbrances and restrictions contained in any such agreement, amendment or modification are no less favorable in any material respect with respect to the matters referred to in clauses (i), (ii) and (iii) above than the encumbrances and restrictions with respect to the Indebtedness being refinanced, amended or modified; (d) in the case of clause (iii) above, customary non-assignment provisions of (a) any leases governing a leasehold interest, (B) any supply, license or other agreement entered into in the ordinary course of business of the Company or any Subsidiary or (C) any security agreement relating to a Lien permitted by clause
(l) of the covenant described under "Limitation on Liens" below that, in the reasonable determination of the President or Chief Financial Officer of the Company (x) is required in order to obtain such financing and (v) is customary for such financings; (e) any restrictions with respect to a Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary pending the closing of such sale or disposition; (f) any encumbrance imposed pursuant to the terms of Indebtedness incurred pursuant to clause (vii) of the proviso to the covenant described under "-- Limitation on Incurrence of Indebtedness" above, provided that such encumbrance in the written opinion of the President or Chief Financial Officer of the Company, (x) is required in order to obtain such financing, (y) is customary for such financings and (z) applies only to the assets of or revenues of the applicable Facility or (g) any encumbrance or restriction existing by reason of applicable law.

     Limitation on Sale/Leaseback Transactions. Under the terms of the Indenture, the Company shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction unless (i) the Company or such Subsidiary would be entitled to create a Lien on such property securing Indebtedness in an amount equal to the Attributable Debt with respect to such transaction without equally and ratably securing the Securities pursuant to the covenant entitled "Limitation on Liens" or (ii) the net proceeds of such sale are at least equal to the fair value (as determined by the Board of Directors) of such property and the Company or such Subsidiary shall apply or cause to be applied an amount in cash equal to the net proceeds of such sale to the retirement, within 30 days of the effective date of any such arrangement, of Senior Indebtedness or Indebtedness of a Restricted Subsidiary; provided, however, that in addition to the transactions permitted pursuant to the foregoing clauses (i) and (ii), the Company or any Restricted Subsidiary may enter into a Sale/Leaseback Transaction as long as the sum of (x) the Attributable Debt with respect to such Sale/Leaseback Transaction and all other Sale/Leaseback Transactions entered into pursuant to this proviso, plus (y) the amount of outstanding Indebtedness secured by Liens Incurred pursuant to the final proviso to the covenant described under "-- Limitation on Liens" below, does not exceed 10% of Consolidated Net Tangible Assets as determined based on the consolidated balance sheet of the Company as of the end of the most recent fiscal quarter for which financial statements are available; and provided, further, that a Restricted Subsidiary that is not a Restricted Subsidiary on the Issue Date may enter into a Sale/Leaseback Transaction with respect to property owned by such Restricted Subsidiary, the proceeds of which are used to acquire, develop, construct, or repay (within 365 days of the commencement of commercial operation of such Facility) Indebtedness Incurred to acquire, develop or construct, a new Facility of such Restricted Subsidiary, as long as neither the Company nor any other Restricted Subsidiary shall have any obligation or liability in connection therewith.

     Limitation on Liens. Under the terms of the Indenture, the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, incur or permit to exist any Lien of any nature whatsoever on any of its properties (including, without limitation, Capital Stock), whether owned at the date of such Indenture or thereafter acquired, other than (a) pledges or deposits made by such Person under workers' compensation, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for payment of Indebtedness) or leases to which such Person is a party, or deposits to secure statutory or regulatory obligations of such Person or deposits of cash of United States Government bonds to secure surety, appeal or performance bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business; (b) Liens imposed by law such as carriers', warehousemen's and mechanics' Liens, in each case, arising in the ordinary course of business and with respect to amounts not yet due or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be diligently prosecuting appeal or other proceedings for review; (c) Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (d) Liens in favor of issuers or surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit may not constitute Indebtedness; (e) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness or other extensions of credit and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person; (f) Liens securing Indebtedness Incurred to finance the construction or purchase of, or repairs, improvements or additions to, property, which shall include, without limitation, Liens on the stock of the Restricted Subsidiary that has purchased or owns such property; provided, however, that the Lien may not extend to any other property owned by the Company or any Restricted Subsidiary at the time the Lien is incurred, and the Indebtedness secured by the Lien may not be issued more than 270 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;
(g) Liens existing on the Issue Date (other than Liens relating to Indebtedness or other obligations being repaid or liens that are otherwise extinguished with the proceeds of the Offering); (h) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that any such lien may not extend to any other property owned by the Company or any Restricted Subsidiary; (i) Liens on property at the time the Company or a Subsidiary acquires the property, including any acquisition by means of a merger or consolidation with or into the Company or a Subsidiary; provided, however, that such Liens are not incurred in connection with, or in contemplation of, such merger or consolidation; and provided, further, that the Lien may not extend to any other property owned by the Company or any Restricted Subsidiary;
(j) Liens securing Indebtedness or other obligations of a Subsidiary owing to the Company or a Wholly Owned Subsidiary; (k) Liens incurred by a Person other than the Company or any Subsidiary on assets that are the subject of a Capitalized Lease Obligation to which the Company or a Subsidiary is a party; provided, however, that any such Lien may not secure Indebtedness of the Company or any Subsidiary (except by virtue of clause (ix) of the definition of "Indebtedness") and may not extend to any other property owned by the Company or any Restricted Subsidiary; (l) Liens Incurred by a Restricted Subsidiary on its assets to secure Non-Recourse Debt Incurred pursuant to clause (vii) of the second paragraph under "-- Limitation on Incurrence of Indebtedness" above, provided that such Lien (A) is incurred at the time of the initial Incurrence of such Indebtedness and (B) does not extend to any assets or property of the Company or any other Restricted Subsidiary; (m) Liens not in respect of Indebtedness arising from Uniform Commercial Code financing statements for informational purposes with respect to leases Incurred in the ordinary course of business and not otherwise prohibited by this Indenture; (n) Liens not in respect of Indebtedness consisting of the interest of the lessor under any lease Incurred in the ordinary course of business and not otherwise prohibited by this Indenture; (o) Liens which constitute banker's liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with any bank or other financial institution, whether arising by operation of law or pursuant to contract; (p) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (f), (g),
(h) and (i), provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and (y) the Indebtedness secured by such Lien at such time is not increased (other than by an amount necessary to pay fees and expenses, including premiums, related to the refinancing, refunding, extension, renewal or replacement of such Indebtedness); and (q) Liens by which the Senior Notes are secured equally and ratably with other Indebtedness of the Company pursuant to the provisions described under "-- Covenants -- Limitations on Liens," without effectively providing that the Senior Notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured; provided, however, that the Company may incur other Liens to secure Indebtedness as long as the sum of
(x) the amount of outstanding Indebtedness secured by Liens incurred pursuant to this proviso plus (y) the Attributable Debt with respect to all outstanding leases in connection with Sale/Leaseback Transactions entered into pursuant to the proviso under "-- Limitation on Sale/Leaseback Transactions," does not exceed 10% of Consolidated Net Tangible Assets as determined with respect to the Company as of the end of the most recent fiscal quarter for which financial statements are available.

     Change of Control. Under the terms of the Indenture, in the event of a Change of Control Triggering Event, the Company shall make an offer to purchase (the "Change of Control Offer") the Senior Notes then outstanding at a purchase price equal to 101% of the principal amount (excluding any premium) thereof plus accrued and unpaid interest to the Change of Control Purchase Date (as defined below) on the terms set forth in this provision. The date on which the Company shall purchase the Senior Notes pursuant to this provision (the "Change of Control Purchase Date") shall be no earlier than 30 days, nor later than 60 days, after the notice referred to below is mailed, unless a longer period shall be required by law. The Company shall notify the Trustee in writing promptly after the occurrence of any Change of Control Triggering Event of the Company's obligation to offer to purchase all of the Senior Notes.

     Notice of a Change of Control Offer shall be mailed by the Company to the Holders of the Senior Notes at their last registered address (with a copy to the Trustee and the Paying Agent) within thirty (30) days after a Change in Control Triggering Event has occurred. The Change of Control Offer shall remain open from the time of mailing until a date not more than five (5) Business Days before the Change of Control Purchase Date. The notice shall contain all instructions and materials necessary to enable such Holders to tender (in whole or in part) the Senior Notes pursuant to the Change of Control Offer. The notice, which shall govern the terms of the Change of Control Offer, shall state: (a) that the Change of Control Offer is being made pursuant to the Indenture; (b) the purchase price and the Change of Control Purchase Date; (c) that any Senior Note not surrendered or accepted for payment will continue to accrue interest; (d) that any Senior Note accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Purchase Date; (e) that any Holder electing to have a Senior Note purchased (in whole or in part) pursuant to a Change of Control Offer will be required to surrender the Senior Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Senior Note completed, to the Paying Agent at the address specified in the notice (or otherwise make effective delivery of the Senior Note pursuant to book-entry procedures and the related rules of the applicable depositories) at least five (5) Business Days before the Change of Control Purchase Date; and (f) that any Holder will be entitled to withdraw his or her election if the Paying Agent receives, not later than three
(3) Business Days prior to the Change of Control Purchase Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Senior Note the Holder delivered for purchase and a statement that such Holder is withdrawing his or her election to have the Senior Note purchased.

     On the Change of Control Purchase Date, the Company shall (i) accept for payment the Senior Notes, or portions thereof, surrendered and properly tendered and not withdrawn, pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent, no later than 11:00 a.m. eastern standard time, money, in immediately available funds, sufficient to pay the purchase price of all the Senior Notes or portions thereof so accepted and (iii) deliver to the Trustee, no later than 11:00 a.m. eastern standard time, the Senior Notes so accepted together with an Officers' Certificate stating that such Senior Notes have been accepted for payment by the Company. The Paying Agent shall promptly mail or deliver to Holders of Senior Notes so accepted payment in an amount equal to the purchase price. Holders whose Securities are purchased only in part will be issued new Senior Notes equal in principal amount to the unpurchased portion of the Senior Notes surrendered.

     Transactions with Affiliates. Under the terms of the Indenture, the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, enter into, permit to exist, renew or extend any transaction or series of transactions (including, without limitation, the sale, purchase, exchange or lease of any assets or property or the rendering of any services) with any Affiliate of the Company unless (i) the terms of such transaction or series of transactions are (A) no less favorable to the Company or such Restricted

Subsidiary, as the case may be, than would be obtainable in a comparable transaction or series of related transactions in arm's-length dealings with an unrelated third-party and (B) set forth in writing, if such transaction or series of transactions involve aggregate payments or consideration in excess of $1,000,000, and (ii) with respect to a transaction or series of transactions involving the sale, purchase, lease or exchange of property or assets having a value in excess of $5,000,000, such transaction or series of transactions has been approved by a majority of the disinterested members of the Board of Directors or, if there are no disinterested members of the Board of Directors, the Board of Directors of the Company shall have received a written opinion of a nationally recognized investment banking firm stating that such transaction or series of transactions is fair to the Company or such Restricted Subsidiary from a financial point of view. The foregoing provisions do not prohibit (i) the payment of reasonable fees to directors of the Company and its subsidiaries who are not employees of the Company or its subsidiaries; (ii) any transaction between the Company and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries otherwise permitted by the terms of the Indenture; (iii) the payment of any Restricted Payment which is expressly permitted to be paid pursuant to the second paragraph under "-- Covenants -- Limitation on Restricted Payments;" (iv) any issuance of securities or other reasonable payments, awards or grants, in cash or otherwise, pursuant to, or the funding of, employment arrangements approved by the Board of Directors; (v) the grant of stock options or similar rights to employees and directors of the Company pursuant to plans approved by the Board of Directors; (vi) loans or advances to employees in the ordinary course of business; (vii) any repurchase, redemption or other retirement of Capital Stock of the Company held by employees of the Company or any of its Subsidiaries upon death, disability or termination of employment at a price not in excess of the fair market value thereof approved by the Board of Directors; (viii) any transaction between or among the Company and any Subsidiary in the ordinary course of business and consistent with past practices of the Company and its Subsidiaries; (ix) payments of principal, interest and commitment fees under the Bank Credit Agreement; and (x) any agreement to do any of the foregoing. Any transaction which has been determined, in the written opinion of an independent nationally recognized investment banking firm, to be fair, from a financial point of view, to the Company or the applicable Restricted Subsidiary shall be deemed to be in compliance with this provision.

     Sales of Assets. Under the terms of the Indenture, neither the Company nor any Restricted Subsidiary shall consummate any Asset Sale unless (i) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the fair market value, as determined in good faith by the Board of Directors, of the shares or assets subject to such Asset Sale, (ii) at least 60% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents which are promptly converted into cash by the Person receiving such payment and (iii) an amount equal to 100% of the Net Available Cash is applied by the Company (or such Subsidiary, as the case may be) as set forth herein. Under the terms of the Indenture, the Company shall not permit any Unrestricted Subsidiary to make any Asset Sale unless such Unrestricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the fair market value of the shares or assets so disposed of as determined in good faith by the Board of Directors.

     Under the terms of the Indenture, within 365 days (such period being the "Application Period") following the consummation of an Asset Sale, the Company or such Restricted Subsidiary shall apply the Net Available Cash from such Asset Sale as follows: (i) first, to the extent the Company or such Restricted Subsidiary elects, to reinvest in Additional Assets (including by means of an investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary); (ii) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (i), and to the extent the Company or such Restricted Subsidiary elects (or is required by the terms of any Senior Indebtedness or any Indebtedness of such Restricted Subsidiary), to prepay, repay or purchase Senior Indebtedness (other than Senior Notes) or Indebtedness (other than any Preferred Stock) of a Restricted Subsidiary (in each case other than Indebtedness owed to the Company or an Affiliate of the Company); (iii) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses
(i) and (ii), and to the extent the Company or such Restricted Subsidiary elects, to purchase Senior Notes; and (iv) fourth, to the extent of the balance of such Net Available Cash after application in accordance with clauses (i),
(ii) and (iii), to make an offer to purchase the Senior Notes at not less than their principal amount plus accrued interest (if any) pursuant to and subject to the conditions set forth in the

Indenture; provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (ii), (iii) or (iv) above, the Company or such Restricted Subsidiary shall retire such Indebtedness and cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased. To the extent that any Net Available Cash from any Asset Sale remains after the application of such Net Available Cash in accordance with this paragraph, the Company or such Restricted Subsidiary may utilize such remaining Net Available Cash in any manner not otherwise prohibited by the Indenture.

     To the extent that any or all of the Net Available Cash of any Foreign Asset Sale is prohibited or delayed by applicable local law from being repatriated to the United States, the portion of such Net Available Cash so affected shall not be required to be applied at the time provided above, but may be retained by the applicable Restricted Subsidiary so long, but only so long, as the applicable local law will not permit repatriation to the United States (the Company hereby agreeing to promptly take or cause the applicable Restricted Subsidiary to promptly take all actions required by the applicable local law to permit such repatriation). Once such repatriation of any of such affected Net Available Cash is permitted under the applicable local law, such repatriation shall be immediately effected and such repatriated Net Available Cash will be applied in the manner set forth in this provision as if such Asset Sale had occurred on the date of such repatriation.

     Notwithstanding the foregoing, to the extent that the Board of Directors determines, in good faith, that repatriation of any or all of the Net Available Cash of any Foreign Asset Sale would have a material adverse tax consequence to the Company, the Net Available Cash so affected may be retained outside of the United States by the applicable Restricted Subsidiary for so long as such material adverse tax consequence would continue.

     Under the Indenture, the Company shall not be required to make an offer to purchase the Senior Notes if the Net Available Cash available from an Asset Sale (after application of the proceeds as provided in clauses (i) and (ii) of the second paragraph above) is less than $1,000,000 for any particular Asset Sale (which lesser amounts shall not be carried forward for purposes of determining whether an offer is required with respect to the Net Available Cash from any subsequent Asset Sale).

     Notwithstanding the foregoing, this provision shall not apply to, or prevent any sale of assets, property, or Capital Stock of Subsidiaries to the extent that the fair market value (as determined in good faith by the Board of Directors) of such asset, property or Capital Stock, together with the fair market value of all other assets, property, or Capital Stock of Subsidiaries sold, transferred or otherwise disposed of in Asset Sales during the twelve month period preceding the date of such sale, does not exceed 5% of Consolidated Net Tangible Assets as determined as of the end of the most recent fiscal quarter for which financial statements are available (it being understood that this provision shall only apply with respect to the fair market value of such asset, property or Capital Stock in excess of 5% of consolidated Net Tangible Assets), and no violation of this provision shall be deemed to have occurred as a consequence thereof.

     In the event of the transfer of substantially all (but not all) of the property and assets of the Company as an entirety to a Person in a transaction permitted under the covenant described under "-- Merger and Consolidation," the Successor Corporation shall be deemed to have sold the properties and assets of the Company not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale.

     Limitation on the Issuance of Capital Stock and the Incurrence of Indebtedness of Restricted Subsidiaries. Pursuant to the terms of the Indenture, the Company shall not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, and shall not permit any Person other than the Company or a Wholly Owned Subsidiary to own (except to the extent that any such Person may own on the Issue Date), any shares of such Restricted Subsidiary's Capital Stock (including options, warrants or other rights to purchase shares of Capital Stock) except, to the extent otherwise permitted by the Indenture, (i) to the Company or another Restricted Subsidiary that is a Wholly Owned Subsidiary of the Company, or (ii) if, immediately after giving effect to such issuance and sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary for purposes of the Indenture; provided, however, that a Restricted Subsidiary that has an interest in a Facility may sell shares of Non-Convertible Stock that is not Preferred Stock if, after giving effect to such sale, the

Company or a Wholly Owned Subsidiary continues to hold at least a majority of each class of Capital Stock of such Restricted Subsidiary. The Company shall not permit any Restricted Subsidiary, directly or indirectly, to Incur Indebtedness other than pursuant to the second paragraph under "-- Limitation on Incurrence of Indebtedness."

     Limitation on Changes in the Nature of the Business. The Indenture provides that the Company and its Subsidiaries shall engage only in the business of acquiring, constructing, managing, developing, improving, owning and operating Facilities, as well as any other activities reasonably related to the foregoing activities (including acquiring and holding reserves), including but not limited to investing in Facilities; provided that up to 10% of the Company's Consolidated total assets may be used in Unrelated Businesses without constituting a violation of this covenant. In addition, the Company will, and will cause its Subsidiaries, to conduct their respective businesses in a manner so as to maintain the exemption of the Company and its Subsidiaries from treatment as a public utility holding company under PUHCA or an electric utility or public utility under any federal, state or local law; provided, however, to the extent that any such law is amended following the Issue Date in such a manner that would (absent application of this proviso) make compliance with this paragraph result in a material adverse effect on the Company's results of operations or financial condition, then the Company shall not be required to comply with this paragraph, but only to the extent of actions or failures to act that would (absent application of this proviso) constitute violations of this Covenant solely as a result of such amendment.

     Limitation on Subsidiary Investments. The Indenture provides that the Company will not permit any Subsidiary with an interest in a Facility to make any investment in or merge with any other person with an interest in a power generation facility or, except in connection with the acquisition of Related Assets by such Subsidiary, in an Unrelated Business.

     Merger and Consolidation. Under the terms of each of the Indentures, the Company shall not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other corporation or sell, assign, convey, transfer or lease or otherwise dispose of all or substantially all of its properties and assets as an entirety to any Person or group of affiliated Persons unless: (i) either (A) the Company shall be the continuing Person, or (B) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or to which the properties and assets of the Company as an entirety are transferred (the "Successor Corporation") shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and shall expressly assume, by an indenture supplemental to the Indenture, executed and delivered to the Trustee, in form and substance reasonably satisfactory to the Trustee, all the obligations of the Company under the Indenture and the Senior Notes; (ii) immediately before and immediately after giving effect to such transaction on a pro forma basis (and treating any Indebtedness which becomes an obligation of the Company (or the Successor Corporation if the Company is not the continuing obligor under the Indenture) or any Restricted Subsidiary as a result of such transaction as having been Incurred by such Person at the time of such transaction), no Default shall have occurred and be continuing; (iii) the Company shall have delivered, or caused to be delivered, to the Trustee an Officers' Certificate and, as to legal matters, an Opinion of Counsel, each in form and substance reasonably satisfactory to the Trustee, each stating that such consolidation, merger or transfer and such supplemental indenture comply with the Indenture and that all conditions precedent herein provided for relating to such transaction have been complied with; (iv) immediately after giving effect to such transaction on a pro forma basis (and treating any Indebtedness which becomes an obligation of the Company (or the Successor Corporation if the Company is not the continuing obligor under the Indenture) or a Restricted Subsidiary in connection with or as a result of such transaction as having been Incurred by such Person at the time of such transaction), the Company (or the Successor Corporation if the Company is not the continuing obligor under the Indenture) shall have a Consolidated Net Worth in an amount which is not less than the Consolidated Net Worth of the Company immediately prior to such transaction; and (v) immediately after giving effect to such transaction on a pro forma basis (and treating any Indebtedness which becomes an obligation of the Company (or the Successor Corporation if the Company is not the continuing obligor under the Indenture) or a Restricted Subsidiary in connection with or as a result of such transaction as having been Incurred by such Person at the time of such transaction), the Consolidated Coverage Ratio of the Company

(or the Successor Corporation if the Company is not the continuing obligor under the Indenture) is at least 1.10:1, or, if less, equal to the Consolidated Coverage Ratio of the Company immediately prior to such transaction; provided that, if the Consolidated Coverage Ratio of the Company before giving effect to such transaction is within the range set forth in column (A) below, then the pro forma Consolidated Coverage Ratio of the Company (or the Successor Corporation if the Company is not the continuing obligor under the Indenture) shall be at least equal to the lesser of (1) the ratio determined by multiplying the percentage set forth in column (B) below by the Consolidated Coverage Ratio of the Company prior to such transaction and (2) the ratio set forth in column (C) below:

                     (A)                       (B)      (C)
                     ---                       ----    -----
1.11:1 to 1.99:1.............................  100%    1.6:1
2.00:1 to 2.99:1.............................   90%    2.1:1
3.00:1 to 3.99:1.............................   80%    2.4:1
4.00:1 or more...............................   70%    2.5:1

Notwithstanding the foregoing clauses (ii), (iv) and (v), any Restricted Subsidiary (other than a Subsidiary having an interest in a Facility) may consolidate with, merge into or transfer all or part of its properties and assets to the Company or any Wholly Owned Subsidiary or Wholly Owned Subsidiaries (other than a Subsidiary or Subsidiaries which have an interest in a Facility) and no violation of this provision will be deemed to have occurred as a consequence thereof, as long as the requirements of clauses (i) and (iii) are satisfied in connection therewith.

     Upon any such assumption by the Successor Corporation, except in the case of a lease, the Successor Corporation shall succeed to and be substituted for the Company under the Indenture and the Senior Notes and the Company shall thereupon be released from all obligations under the Indenture and under the Senior Notes and the Company as the predecessor corporation may thereupon or at any time thereafter be dissolved, wound up or liquidated. The Successor Corporation thereupon may cause to be signed, and may issue either in its own name or in the name of the Company, all or any of the Senior Notes issuable under the Indenture which theretofore shall not have been signed by the Company and delivered to the Trustee; and, upon the order of the Successor Corporation instead of the Company and subject to all the terms, conditions and limitations prescribed in the Indenture, the Trustee shall authenticate and shall deliver any Senior Notes which the Successor Corporation thereafter shall cause to be signed and delivered to the Trustee for that purpose. All the Senior Notes so issued shall in all respects have the same legal rank and benefit under the Indenture as the Senior Notes theretofore or thereafter issued in accordance with the terms of the Indenture as though all such Senior Notes had been issued at the date of the execution of the Indenture.

     In the case of any such consolidation, merger or transfer, such changes in form (but not in substance) may be made in the Senior Notes thereafter to be issued as may be appropriate.

EVENTS OF DEFAULT

     "Events of Default" are defined in the Indenture as (a) default for 30 days in payment of any interest installment due and payable on the Senior Notes, (b) default in payment of the principal when due on any Senior Note, or failure to redeem or purchase Senior Notes when required pursuant to the Indenture or the Senior Notes, (c) default in performance of any other covenants or agreements in the Indenture or in the Notes Senior for 30 days after written notice to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in principal amount of the Senior Notes then outstanding, (d) there shall have occurred either (i) a default by the Company or any Subsidiary under any instrument or instruments under which there is or may be secured or evidenced any Indebtedness of the Company or any Subsidiary of the Company (other than the Senior Notes) having an outstanding principal amount of $2,000,000 (or its foreign currency equivalent) or more individually or $5,000,000 (or its foreign currency equivalent) or more in the aggregate that has caused the holders thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity or (ii) a default by the Company or any Subsidiary in the payment when due of any portion of the principal under any such instrument, and such unpaid portion exceeds $2,000,000 (or its foreign currency equivalent) individually or $5,000,000 (or its foreign currency equivalent) in the aggregate and is not paid, or such default is not cured or waived, within any grace period applicable thereto, unless such Indebtedness is discharged within 20 days of the Company or a Restricted Subsidiary becoming aware of such default; provided, however, that the foregoing shall not apply to any default on Non-Recourse Indebtedness; (e) any final judgment or order (not covered by insurance) for the payment of money shall be rendered against the Company or any Significant Subsidiary in an amount in excess of $2,000,000 (or its foreign currency equivalent) individually or $5,000,000 (or its foreign currency equivalent) in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) and shall not be discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order in excess of $2,000,000 (or its foreign currency equivalent) individually or that causes the aggregate amount for all such final judgments or orders outstanding against all such Persons to exceed $5,000,000 (or its foreign currency equivalent) during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; and (f) certain events of bankruptcy, insolvency and reorganization of the Company.

     If any Event of Default (other than an Event of Default described in clause
(f) with respect to the Company) occurs and is continuing, the Indenture provides that the Trustee by notice to the Company, or the Holders of at least 25% in principal amount of the Senior Notes by notice to the Company and the Trustee, may declare the principal amount of the Senior Notes and any accrued and unpaid interest to be due and payable immediately. If an Event of Default described in clause (f) with respect to the Company occurs, the principal of and interest on all the Senior Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders of Senior Notes. The Holders of a majority in principal amount of the Senior Notes by notice to the Trustee may rescind any such declaration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived other than the non-payment of principal of or interest on the Senior Notes which shall have become due by such declaration.

     The Company must file annually with the Trustee a certificate describing any Default by the Company in the performance of any conditions or covenants that has occurred under the Indenture and its status. The Company must give the Trustee written notice within 30 days of any Default under the Indenture that could mature into an Event of Default described in clause (c), (d), (e) or (f) of the second preceding paragraph.

     The Trustee is entitled, subject to the duty of the Trustee during a Default to act with the required standard of care, to be indemnified before proceeding to exercise any right or power under the Indenture at the direction of the Holders of the Senior Notes or which requires the Trustee to expend or risk its own funds or otherwise incur any financial liability. The Indenture also provides that the Holders of a majority in principal amount of the Senior Notes issued under the Indenture may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee; however, the Trustee may refuse to follow any such direction that conflicts with law or the Indenture, is unduly prejudicial to the rights of other Holders of the Senior Notes, or would involve the Trustee in personal liability.

     The Indenture provides that while the Trustee generally must mail notice of a Default or Event of Default to the holders of the Senior Notes within 90 days of occurrence, the Trustee may withhold notice to the Holders of the Senior Notes of any Default or Event of Default (except in payment on the Senior Notes) if the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders of the Senior Notes.

MODIFICATION OF THE INDENTURE

     Under the terms of the Indenture, the Company and the Trustee may, with the consent of the Holders of a majority in principal amount of the outstanding Senior Notes, amend or supplement the Indenture or the Senior Notes except that no amendment or supplement may, without the consent of each affected Holder, (i) reduce the principal of or change the Stated Maturity of any Senior Note, (ii) reduce the rate of or change the time of payment of interest on any Senior Note,
(iii) change the currency of payment of the Senior Notes, (iv) reduce the premium payable upon the redemption of any Senior Note, or change the time at which any such Senior Note may or shall be redeemed, (v) reduce the amount of Senior Notes, the holders of which must consent to an amendment or supplement or (vi) change the provisions of the Indenture relating to waiver of past defaults, rights of Holders of the Senior Notes to receive payments or the provisions relating to amendments of the Indenture that require the consent of Holders of each affected Senior Note.

ACTIONS BY NOTEHOLDERS

     Under the terms of the Indenture, a Holder of Senior Notes may not pursue any remedy with respect to the Indenture or the Senior Notes (except actions for payment of overdue principal or interest), unless (i) the Holder has given notice to the Trustee of a continuing Event of Default, (ii) Holders of at least 25% in principal amount of the Senior Notes have made a written request to the Trustee to pursue such remedy, (iii) such Holder or Holders have offered the Trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days of such request and offer and (v) the Holders of a majority in principal amount of the Senior Notes have not given the Trustee an inconsistent direction during such 60-day period.

DEFEASANCE, DISCHARGE AND TERMINATION

     Defeasance and Discharge. The Indenture provides that the Company will be discharged from any and all obligations in respect of the Senior Notes, and the provisions of the Indenture will no longer be in effect with respect to such Senior Notes (except for, among other matters, certain obligations to register the transfer or exchange of such Senior Notes, to replace stolen, lost or mutilated Senior Notes, to maintain paying agencies and to hold monies for payment in trust, and the rights of holders to receive payments of principal and interest thereon), on the 123rd day after the date of the deposit with the Trustee, in trust, of money or U.S. Government Obligations that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money, or a combination thereof, in an amount sufficient to pay the principal of and interest on such Senior Notes, when due in accordance with the terms of the Indenture and such Senior Notes. Such a trust may only be established if, among other things, (i) the Company has delivered to the Trustee either (a) an Opinion of Counsel (who may not be employed by the Company) to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the Indenture or (b) a ruling of the Internal Revenue Service to such effect and (ii) no Default under the Indenture shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after such date of deposit and such deposit shall not result in or constitute a Default or result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which the Company is bound.

     Defeasance of Certain Covenants and Certain Events of Default. The Indenture further provides that the provisions of the Indenture will no longer be in effect with respect to the provisions described in clauses (iv) and (v) under "-- Merger and Consolidation" and all the covenants described herein under "-- Covenants," clause (c) under "-- Events of Default" with respect to such covenants and clauses (iv) and (v) under "-- Merger and Consolidation," and clauses (d) and (e) under "-- Events of Default" shall be deemed not to be Events of Default under the Indenture, and the provisions described herein under "-- Ranking" shall not apply, upon the deposit with the Trustee, in trust, of money or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and interest on the Senior Notes issued thereunder when due in accordance with the terms of the Indenture. Such a trust may only be established if, among other things, the provisions described in clause (ii) of the immediately preceding paragraph have been satisfied and the Company has delivered to the Trustee an Opinion of Counsel (who may not be an employee of the Company) to the effect that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of

Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

     Defeasance and Certain Other Events of Default. In the event the Company exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Senior Notes, as described in the immediately preceding paragraph and such Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay principal of and interest on Senior Notes on the respective dates on which such amounts are due but may not be sufficient to pay amounts due on such Senior Notes, at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

     Termination of Company's Obligations in Certain Circumstances. The Indenture further provides that the Company will be discharged from any and all obligations in respect of the Senior Notes and the provisions of such Indenture will no longer be in effect with respect to the Senior Notes (except to the extent provided under "-- Defeasance and Discharge") if such Senior Notes mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption, and the Company deposits with the Trustee, in trust, money or U.S. Government Obligations that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on such Senior Notes when due in accordance with the terms of the Indenture and such Senior Notes. Such a trust may only be established if, among other things,
(i) no Default under the Indenture shall have occurred and be continuing on the date of such deposit, (ii) such deposit will not result in or constitute a Default or result in a breach or violation of, or constitute a Default under, any other agreement or instrument to which the Company is a party or by which it is bound and (iii) the Company has delivered to the Trustee an Opinion of Counsel stating that such conditions have been complied with. Pursuant to this provision, the Company is not required to deliver an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and termination, and there is no assurance that Holders would not recognize income, gain or loss for U.S. federal income tax purposes as a result thereof or that Holders would be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and termination had not occurred.

UNCLAIMED MONEY

     Under the terms of the Indenture, subject to any applicable abandoned property law, the Trustee will pay to the Company upon request any money held by it for the payment of principal or interest that remains unclaimed for two years. After payment to the Company, Holders of Senior Notes entitled to such money must look to the Company for payment as general creditors.

CONCERNING THE TRUSTEE AND PAYING AGENT

     The Bank of New York will act as Trustee under the Indenture and will initially be Paying Agent and Registrar for the Senior Notes. The Company may have in the future other relationships with such bank. Notices to the Trustee, Paying Agent and Registrar under the Indenture should be directed to The Bank of New York, 101 Barclay Street, 21st Floor, New York, New York 10286, Attention:
Corporate Trust Trustee Administration.

GOVERNING LAW

     Under the terms of the Indenture, the laws of the State of New York govern the Indenture and the Senior Notes.

BOOK ENTRY; DELIVERY AND FORM

     The Old Notes were and the New Notes will be issued in fully registered form without interest coupons. No Senior Notes will be issuable in bearer form. Old Notes sold in reliance on Rule 144A are represented by two, permanent global Notes in definitive, fully registered form without interest coupons (the "Restricted Global Notes") and have been deposited with the Trustee as custodian for DTC and registered in the name of a nominee of DTC. Old Notes sold in reliance on Regulation S are represented by a single, permanent global Note in definitive, fully registered form without interest coupons (the "Regulation S Global Note") and has been deposited with the Trustee as custodian for DTC and registered in the name of a nominee of DTC for the accounts of Euroclear and Cedel.

THE GLOBAL NOTES

     Upon the issuance of the Regulation S Note and the Restricted Global Notes (each a "Global Note" and together the "Global Notes"), DTC or its custodian credited, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Notes to the accounts of persons who have accounts with such depositary. Ownership of beneficial interests in a Global Notes are limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Qualified Institutional Buyers may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

     Investors may hold their interests in the Regulation S Global Note directly through Cedel or Euroclear, if they are participants in such system, or indirectly through organizations that are participants in such systems. Beginning 40 days after the sale of the Old Notes, investors may also hold such interests through organizations other than Cedel or Euroclear that are participants in the DTC system. Cedel and Euroclear will hold interests in the Regulation S Global Note on behalf of their participants through DTC.

     So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Senior Notes represented by such Global Note for all purposes under the Indenture and the Senior Notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture and, if applicable, those of Euroclear and Cedel.

     Payments of the principal of, and interest on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company, the Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficiary ownership interests.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Cedel will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     DTC has advised the Company that it will take any action permitted to be taken by a holder of Senior Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes is credited and only in respect of such portion of the aggregate principal amount of Senior Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC will exchange the Global Notes for Certificated Senior Notes which it will distribute to its participants and which will be legended as set forth under the heading "Transfer Restrictions."

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although DTC, Euroclear and Cedel have agreed to the foregoing procedures in order to facilitate transfers of interest in the Global Notes among participants of DTC, Euroclear and Cedel, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

CERTIFICATED NOTES

     If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by the Company within 90 days, the Company will issue Certificated Senior Notes in exchange for the Global Notes which will bear the legend referred to under the heading "Transfer Restrictions."

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The discussion set forth in this summary is based on the provisions of the Internal Revenue Code of 1986, as amended, final, temporary and proposed Treasury regulations thereunder ("Treasury Regulations"), and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change (possibly on a retroactive basis). Legislative, judicial or administrative changes or interpretations may be forthcoming that could affect the tax consequences to holders of Senior Notes.

     This summary is for general information only and does not purport to address all of the federal income tax consequences that may be applicable to a holder of Senior Notes. The tax treatment of a holder of Senior Notes may vary depending on its particular situation. For example, certain holders, including individual retirement and other tax-deferred accounts, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and individuals who are not citizens or residents of the United States, may be subject to special rules not discussed below. In addition, this discussion addresses the tax consequences to the initial holders of the Senior Notes and not the tax consequences to subsequent transfers of the Senior Notes.

     EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW AND ANY OTHER FEDERAL, STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF EXCHANGING OLD NOTES FOR NEW NOTES AND OF HOLDING AND DISPOSING OF THE NEW NOTES.

EXCHANGE OFFER

     Under Section 1001 of the Code modifications in debt instruments may in certain cases be deemed to constitute a taxable exchange of the existing debt instrument for a new debt instrument. The Internal Revenue Service (the "IRS") has issued Regulations providing rules for determining when a modification of a debt instrument constitutes a taxable exchange. Because the terms of the New Notes do not modify significantly the terms of the Old Notes, each New Note will be viewed as a continuation of the corresponding Old Note, the issuance of the New Note will be disregarded for federal income tax purposes, and a holder exchanging an Old Note for a New Note (as well as a non-exchanging holder) will not recognize any gain or loss as a result of the Exchange (or the Exchange Offer).

STATED INTEREST

     A holder of a New Note will be required to report as income for federal income tax purposes interest earned on a New Note in accordance with the holder's method of tax accounting. A holder of a New Note using the accrual method of accounting for tax purposes is, as a general rule, required to include interest in ordinary income as such interest accrues, while a cash basis holder must include interest income when cash payments are received (or made available for receipt) by such holder.

ORIGINAL ISSUE DISCOUNT

     If the New Notes are issued with original issue discount ("OID") within the meaning of Sections 1272 and 1273 of the Code and the pertinent Treasury Regulations, holders of the New Notes generally will be required to include such OID in gross income as it accrues in advance of the receipt of the cash attributable to such income. The total amount of OID with respect to each New Note will be any excess of its "stated redemption price at maturity" over its "issue price"; provided that a New Note will not be deemed to have OID if such excess is less than 1/4 of 1% of the New Note's stated redemption price at maturity multiplied by the number of complete years to its maturity from its issue date. The "issue price" of a New Note will be equal to its fair market value when issued. The "stated redemption price at maturity" of a New Note is the sum of all payments provided by the New Note other than "qualified stated interest" payments. The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate.

     A holder of a New Note must include OID in income for federal income tax purposes as it accrues under a "constant yield method" in advance of receipt of cash payments attributable to such income, regardless of such holder's method of accounting for tax purposes. The Company will furnish to the IRS and to record holders of the New Notes information with respect to the OID, if any, accruing during the calendar year (as well as interest paid during that year).

SALE, EXCHANGE, OR REDEMPTION OF A NOTE

     Upon the sale, exchange (other than pursuant to the Exchange as discussed above), or redemption of a Senior Note, a holder will recognize taxable gain or loss equal to the difference between (i) the amount of cash and the fair market value of property received (other than amounts received attributable to interest not previously taken into account, which amount will be treated as interest received), and (ii) the holder's adjusted tax basis in the Senior Note. A holder's adjusted tax basis in a Senior Note generally will equal the cost of the Senior Note to the holder, increased by the amount of any OID previously included in income by the holder with respect to the Senior Note and reduced by any payments previously received by the holder with respect to the Senior Note, other than qualified stated interest payments, and by any premium amortization deductions previously claimed by the holder. Provided the Senior Note is a capital asset in the hands of the holder and has been held for more than one year, any gain or loss recognized by the holder will generally be a long-term capital gain or loss.

BACKUP WITHHOLDING

     Under the backup withholding rules, a holder of a Senior Note may be subject to a backup withholding at the rate of 31% on interest paid on the Senior Note or on any other cash payment with respect to the sale or redemption of the Senior Note, unless (i) such holder is a corporation or comes under certain other exempt categories and when required demonstrates this fact or (ii) such holder provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules in the Treasury Regulations. Prospective holders of the Senior Notes (who have not previously furnished a Form W-9 with respect to the Old Notes) will be required to complete a Form W-9 in order to provide the required information to the Company. A holder of a Senior Note who does not provide the Company with the holder's correct taxpayer identification number may be subject to penalties imposed by the IRS.

     The Company will report to the holders of the Senior Notes and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to payments on the Senior Notes.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the holder's federal income tax liability, provided that the required information is furnished to the IRS.

     THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE EXCHANGE, OWNERSHIP, AND DISPOSITION OF THE SENIOR NOTES (INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS).

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale for a period of 180 days from the date of this Prospectus, or such shorter period as will terminate when all Old Notes acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities have been exchanged for New Notes and resold by such broker-dealers.

     The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own accounts pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market or, in negotiated transactions or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "Underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 180 days from the date of this Prospectus, or such shorter period as will terminate when all Old Notes acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities have been exchanged for New Notes and resold by such broker-dealers, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the New Notes will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, San Francisco, California.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1997 and 1996 and for each of the years ended December 31, 1997, 1996 and 1995 included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 11, 1998 and incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. In the reports for the Company, that firm states that with respect to Sumas Cogeneration Company, L.P., its opinion is based on the reports of other independent public accountants, namely Moss Adams LLP.

     The consolidated financial statements of Sumas Cogeneration Company, L.P. and Subsidiary as of December 31, 1997 and 1996 and for each of the years ended December 31, 1997, 1996 and 1995 included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 11, 1998 and incorporated by reference in this Prospectus have been audited by Moss Adams LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     Calpine is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, information statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The address of the site is http://www.sec.gov. In addition, the Common Stock of the Company is listed on the New York Stock Exchange and other information concerning the Company may be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                           INCORPORATION BY REFERENCE


     The following reports have been filed by the Company with the Commission and are specifically incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1997, (ii) the Company's Proxy Statement dated April 15, 1997, (iii) the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1998, and the six months ended June 30, 1998 and (iv) the Company's Current Reports on Form 8-K filed on April 1, 1998, April 3, 1998, April 14, 1998 (as amended by the Form 8-K filed on May 15, 1998) and June 9, 1998.


     All documents filed by Calpine with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Offering shall be deemed to be incorporated by reference in this Offering Circular and to be a part of this Offering Circular from the date of the filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offering Circular to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering circular.

     Calpine hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the information that has been incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference herein unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such information should be directed to Calpine Corporation, 50 West San Fernando Street, San Jose, California 95113, Attention: Investor Relations (telephone number:
408-995-5115).

                                      LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the state of Delaware (the "Delaware Law") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

     In accordance with Delaware Law, the certificate of incorporation of the Company contains a provision to limit the personal liability of the directors of the Registrant for violations of their fiduciary duty. This provision eliminates each director's liability to the Registrant or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or
(iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

     Article Ten of the Bylaws of the Registrant provides for indemnification of the officers and directors of the Registrant to the fullest extent permitted by applicable law.

     The Company has entered into indemnification agreements with its directors and officers. These agreements provide substantially broader indemnity rights than those provided under the Delaware Law and the Company's Bylaws. The indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against the Company or its directors or officers, but if a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by the Company, and the Company would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to the benefit of the Company but would be offset by the Company's obligations to the director or officer under the indemnification agreement.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 4.1*     Indenture dated as of February 17, 1994 between the Company and Shawmut Bank of Connecticut, National Association, as
          Trustee, including form of Notes.(a)
 4.2*     Indenture dated as of May 16, 1996 between the Company and
          Fleet National Bank, as Trustee, including form of Notes.(b)

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 4.3*     Indenture dated as of July 8, 1997 between the Company and
          The Bank of New York, as Trustee, including form of
          Notes.(c)
 4.4*     Indenture dated as of March 31, 1998 between the Company and
          The Bank of New York, as Trustee, including form of Senior
          Notes.
 4.5*     Registration Rights Agreement dated as of March 26, 1998
          between the Company and Morgan Stanley & Co. Incorporated,
          Credit Suisse First Boston Corporation, CIBC Oppenheimer,
          Scotia Capital Markets (USA) Inc. and ING Baring (U.S.)
          Securities, Inc.
 4.6*     Supplemental Indenture dated as of July 24, 1998 between the
          Company and The Bank of New York, as Trustee, including form of Senior Notes.
 4.7*     Registration Rights Agreement dated as of July 21, 1998
          between the Company and Morgan Stanley & Co. Incorporated.
 5.1*     Opinion of Brobeck, Phleger & Harrison LLP.
23.1*     Consent of Brobeck, Phleger & Harrison LLP (contained in the opinion filed as Exhibit 5.1).
23.2      Independent Public Accountants' Consent of Arthur Andersen
          LLP.
23.3      Independent Public Accountants' Consent of Moss Adams LLP.
24*       Power of Attorney (contained on the signature page of this
          Prospectus).
25*       Form T-1 Statement of Eligibility of The Bank of New York.
99.1*     Form of Letter of Transmittal.
99.2*     Form of Notice of Guaranteed Delivery.


---------------

 * Previously filed.


(a) Incorporated by reference to Registrant's Registration Statement on Form S-1 (Registration Statement No. 33-73160).

(b) Incorporated by reference to Registrant's Current Report on Form 8-K dated August 29, 1996 and filed on September 13, 1996.

(c) Incorporated by reference to Registrant's Quarterly Report on Form 10-Q dated June 30, 1997 and filed on August 14, 1997.

ITEM 22.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (i) and (ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15 of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (d) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement, relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment, all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (g) The undersigned registrant hereby undertakes to file an application for the purpose of determining eligibility of the Trustee to act under subsection
(a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SAN JOSE, CALIFORNIA, ON THE 20TH DAY OF AUGUST, 1998.


                                          CALPINE CORPORATION

                                          By:       /s/ ANN B. CURTIS
                                            ------------------------------------
                                                      Ann B. Curtis
                                                  Senior Vice President


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



                   SIGNATURE                                     TITLE                        DATE
                   ---------                                     -----                        ----

             /s/ Peter Cartwright*                      Chairman of the Board,            August 20, 1998
------------------------------------------------              President,
                Peter Cartwright                       Chief Executive Officer,
                                                        and Director (Principal
                                                          Executive Officer)

               /s/ Ann B. Curtis                       Senior Vice President and          August 20, 1998
------------------------------------------------     Director (Principal Financial
                 Ann B. Curtis                                 Officer)

             /s/ Jeffrey E. Garten*                            Director                   August 20, 1998
------------------------------------------------
               Jeffrey E. Garten

              /s/ Susan C. Schwab*                             Director                   August 20, 1998
------------------------------------------------
                Susan C. Schwab

            /s/ George J. Stathakis*                           Director                   August 20, 1998
------------------------------------------------
              George J. Stathakis

              /s/ John O. Wilson*                              Director                   August 20, 1998
------------------------------------------------
                 John O. Wilson

             /s/ V. Orville Wright*                            Director                   August 20, 1998
------------------------------------------------
               V. Orville Wright

               /s/ Gloria S. Gee*                        Controller (Principal            August 20, 1998
------------------------------------------------          Accounting Officer)
                 Gloria S. Gee

             *By: /s/ ANN B. CURTIS
   ------------------------------------------
                 Ann B. Curtis
                Attorney-in-fact
       (Signing under the authority of a
          Power of Attorney previously
         filed with the Securities and
              Exchange Commission)

                               INDEX TO EXHIBITS


EXHIBIT NO.                              EXHIBIT
-----------                              -------
   4.1*        Indenture dated as of February 17, 1994 between the Company and Shawmut Bank of Connecticut, National Association, as
               Trustee, including form of Notes.(a)
   4.2*        Indenture dated as of May 16, 1996 between the Company and
               Fleet National Bank, as Trustee, including form of Notes.(b)
   4.3*        Indenture dated as of July 8, 1997 between the Company and
               The Bank of New York, as Trustee, including form of
               Notes.(c)
   4.4*        Indenture dated as of March 31, 1998 between the Company and
               The Bank of New York, as Trustee, including form of Senior
               Notes
   4.5*        Registration Rights Agreement dated as of March 26, 1998
               between the Company and Morgan Stanley & Co. Incorporated,
               Credit Suisse First Boston Corporation, CIBC Oppenheimer
               Corp., Scotia Capital Markets (USA) Inc. and ING Baring
               (U.S.) Securities, Inc.
   4.6*        Supplemental Indenture dated as of July 24, 1998 between the
               Company and The Bank of New York, as Trustee, including form of Senior Notes.
   4.7*        Registration Rights Agreement dated as of July 21, 1998
               between the Company and Morgan Stanley & Co. Incorporated.
   5.1*        Opinion of Brobeck, Phleger & Harrison LLP.
  23.1*        Consent of Brobeck, Phleger & Harrison LLP (contained in the opinion filed as Exhibit 5.1).
  23.2         Independent Public Accountants' Consent of Arthur Andersen
               LLP.
  23.3         Independent Public Accountants' Consent of Moss Adams LLP.
  24*          Power of Attorney (contained on the signature page of this
               Prospectus).
  25*          Form T-1 Statement of Eligibility of The Bank of New York.
  99.1*        Form of Letter of Transmittal.
  99.2*        Form of Notice of Guaranteed Delivery.


---------------

 * Previously filed.


(a) Incorporated by reference to Registrant's Registration Statement on Form S-1 (Registration Statement No. 33-73160).

(b) Incorporated by reference to Registrant's Current Report on Form 8-K dated August 29, 1996 and filed on September 13, 1996.

(c) Incorporated by reference to Registrant's Quarterly Report on Form 10-Q dated June 30, 1997 and filed on August 14, 1997.